UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Individual Audited Financial Statements for the twelve-month period ended December 31, 2023	[3]

DECLARACIÓN DE RESPONSABILIDAD

INFORME FINANCIERO ANUAL

De conformidad con lo dispuesto en el artículo 8.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "**Sociedad**")

DECLARAN

Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas anuales del ejercicio cerrado a 31 de diciembre de 2023, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, y que el informe de gestión incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan.

En Barcelona, a 7 de marzo 2024

DECLARATION OF RESPONSIBILITY

ANNUAL FINANCIAL REPORT

Pursuant to the provisions of article 8.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "**Company**")

DECLARE

On their own responsibility that, to the best of their knowledge, the annual accounts for the fiscal year ended on 31 December 2023, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and that the director's report contains an accurate analysis of the evolution, business results and position of the Company, together with a description of the main risks and uncertainties which they face.

In Barcelona, on 7 March 2024

Thomas Glanzmann Chairman	Jose Ignacio Abia Board Member	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Carina Szpilka Lázaro Board Member
Tomás Dagá Gelabert Board Member	Íñigo Sánchez-Asiaín Mardones Board Member	Enriqueta Felip Font Board Member
James Costos Board Member	Montserrat Muñoz Abellana Board Member	Susana González Rodríguez Board Member
Núria Martín Barnés Secretary

Grifols, S.A. Financial Statements for the year ended 31 December 2023 and Directors' Report, together with Independent Auditor's Report Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Deloitte, S.L.
Avda. Diagonal, 654
08034 Barcelona
España

Tel: +34 932 80 40 40
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audi regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Grifols, S.A.,

Report on the Financial Statements

Opinion

We have audited the financial statements of Grifols, S.A. (the Company), which comprise the balance sheet as at 31 December 2023, and the statement of profit or loss, statement of changes in equity, statement of cash flows and notes to the financial statements for the year then ended.

In our opinion, the accompanying financial statements present fairly, in all material respects, the equity and financial position of the Company as at 31 December 2023, and its results and its cash flows for the year then ended in accordance with the regulatory financial reporting framework applicable to the Company (identified in Note 2.a to the financial statements) and, in particular, with the accounting principles and rules contained therein.

Basis for Opinion

We conducted our audit in accordance with the audit regulations in force in Spain. Our responsibilities under those regulations are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report.

We are independent of the Company in accordance with the ethical requirements, including those pertaining to independence, that are relevant to our audit of the financial statements in Spain pursuant to the audit regulations in force. In this regard, we have not provided any services other than those relating to the audit of financial statements and there have not been any situations or circumstances that, in accordance with the aforementioned audit regulations, might have affected the requisite independence in such a way as to compromise our independence.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Key Audit Matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Description As indicated in Note 13 to the accompanying financial statements, the Company has ownership interests in the share capital of Group companies and associates with a carrying amount of EUR 3,971 million at 31 December 2023. Each year the Company assesses whether there is any objective evidence of impairment of those ownership interests in Group companies and associates. For the investments for which there are indications of impairment, the Company estimates their recoverable amount on the basis of impairment tests prepared using discounted cash flow-based valuation techniques, in which it employs projections aligned with estimated earnings, investments in non-current assets and investments in working capital, as well as other assumptions obtained from each investee's business plan. Also, a discount rate is determined on the basis of the general economic situation and of that of each investee in particular. Procedures applied in the audit Our audit procedures to address this matter included, among others, the evaluation of the criteria used by the Company in the process to assess the existence of objective evidence of impairment of the ownership interests in Group companies and associates. In addition, for the investments for which I there were indications of impairment, we obtained and analysed the impairment tests carried out by the Company and verified their clerical accuracy, analysing, also, the consistency of the future cash flow projections considered in those tests with the most recent business plans prepared by each investee. In addition, we evaluated the reasonableness of the key assumptions considered in the aforementioned tests (such as revenue growth, cost inflation and the discount rate), and performed a sensitivity analysis of those key assumptions and a review of their consistency with the actual data relating to the performance of the investments held on which the corresponding impairment tests was conducted. - 2 -

Description The preparation of the aforementioned impairment tests requires the Company's directors to make significant judgements and estimates. As a result of the foregoing, and of the significance of the carrying amount of the aforementioned ownership interests in Group companies and associates, this matter was determined to be a key matter in our audit. Description As indicated in Note 17, on 29 December 2023 the Company reached an agreement with Haier Group Corporation for the sale of a 20% ownership interest in Shanghai RAAS Blood Products Co. Ltd. ("SRAAS") for CNY 12,500 million (approximately, USD 1,800 million). In addition, this sale includes the assumption of other obligations between the parties, as indicated in aforementioned Note 17 to the accompanying financial statements. Procedures applied in the audit We also involved our internal valuation experts in order to evaluate, mainly, the methodology employed by the Company in the impairment tests conducted, the discount and growth rates considered and the terminal value, expressed in perpetuity growth terms, of the projected future cash flows. Lastly, we evaluated whether the disclosures included in Notes 4.i.vi, 4.i.ix and 13 to the accompanying financial statements in connection with this matter were in conformity with those required by the applicable regulatory financial reporting framework. Procedures applied in the audit Our audit procedures included, among others, the obtainment and review of the agreement for the sale of the aforementioned ownership interest, which includes the price of the transaction and the other agreements entered into between the parties, and the evaluation of the assumptions and interpretations made by the Company's management and directors in relation to the determination of the value at which the transaction was recognised and, in particular, of the estimation of the fair value on the basis of the various obligations agreed upon by the parties. - 3 -

Sale of the 20% ownership interest in Shanghai RAAS Blood Products Co. Ltd.

Description	Procedures applied in the audit
In view of the above, at 31 December 2023, the Company classified EUR 1,360 million under "Non-Current Assets Classified as Held for Sale" in the accompanying balance sheet corresponding to the cost of the 20% ownership interest in SRAAS, the sale of which is considered highly probable in 2024, once the relevant regulatory approvals have been obtained and the verifications customary for this type of operation have been completed. The aforementioned ownership interest was measured at cost, since cost was lower than the fair value less the costs of disposal reflected in the agreements described (see Note 4.w). As a result of the importance of this transaction, the occurrence of which will have a significant impact on the assessment of the Company's financial and liquidity position (see Note 12.a.iv), as well as the significance of the judgements and estimates that the Company's directors used to determine its appropriate measurement and classification in the accompanying financial statements, this matter was determined to be a key matter in our audit.	In addition, we evaluated the judgements and estimates made by the Company's directors in relation to the classification of the 20% of the carrying amount of the investment held in SRAAS under "Non-Current Assets Classified as Held for Sale" and, in particular, in relation to the consideration of the transaction as highly probable, taking into consideration, inter alia, the steps taken to date and the representations made by the buyer. Lastly, we evaluated whether the disclosures included in Notes 4.w, 12.a.iv and 17 to the accompanying financial statements in connection with this matter were in conformity with those required by the applicable regulatory financial reporting framework.

Other Information: Directors' Report

The other information comprises only the directors' report for 2023, the preparation of which is the responsibility of the Company's directors and which does not form part of the financial statements.

- 4 -

Our audit opinion on the financial statements does not cover the directors' report. Our responsibility relating to the directors' report, in accordance with the audit regulations in force, consists of: a) Solely checking that the non-financial information statement, certain information included in the Annual Corporate Governance Report and the Annual Directors' Remuneration Report, to which the Spanish Audit Law refers, have been furnished as provided for in the applicable legislation and, if this is not the case, reporting this fact. b) Evaluating and reporting on whether the other information included in the directors' report is consistent with the financial statements, based on the knowledge of the entity obtained in the audit of those financial statements, as well as evaluating and reporting on whether the content and presentation of this section of the directors' report are in conformity with the applicable regulations. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report that fact. Based on the work performed, as described above, we observed that the information described in section a) above had been furnished as provided for in the applicable legislation and that the other information in the directors' report was consistent with that contained in the financial statements for 2023 and its content and presentation were in conformity with the applicable regulations. Responsibilities of the Directors and of the Audit Committee for the Financial Statements The directors are responsible for preparing the accompanying financial statements so that they present fairly the Company's equity, financial position and results in accordance with the regulatory financial reporting framework applicable to the Company in Spain, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so. The audit committee is responsible for overseeing the process involved in the preparation and presentation of the financial statements. - 5 -

Auditor's Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor1 s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the audit regulations in force in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. A further description of our responsibilities for the audit of the financial statements is included in the Appendix to this auditor1 s report. This description, which is on pages 8 and 9 of this document, forms part of our auditor's report. Report on Other Legal and Regulatory Requirements European Single Electronic Format We have examined the digital file in European Single Electronic Format (ESEF) of Grifols, S.A. for 2023, which comprises an XHTML file including the financial statements for 2023, which will form part of the annual financial report. The directors of Grifols, S.A. are responsible for presenting the annual financial report for 2023 in accordance with the format requirements established in Commission Delegated Regulation (EU) 2019/815 of 17 December 2018 ("ESEF Regulation11 ). In this regard, the Annual Corporate Governance Report and the Annual Directors1 Remuneration Report were included by reference in the directors1 report. Our responsibility is to examine the digital file prepared by the Company1s directors, in accordance with the audit regulations in force in Spain. Those regulations require that we plan and perform our audit procedures in order to ascertain whether the content of the financial statements included in the aforementioned file corresponds in full to that of the financial statements that we have audited, and whether those financial statements were formatted, in all material respects, in accordance with the requirements established in the ESEF Regulation. In our opinion, the digital file examined corresponds in full to the audited financial statements, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation. - 6 -

Additional Report to the Audit Committee The opinion expressed in this report is consistent with the content of our additional report to the Company's audit committee dated 22 February 2024. ngagement Period The Annual General Meeting held on 21 May 2021 appointed us as auditors for a period of three years from the year ended 31 December 2021. DELOITTE, S.L. Javier Pont Rey Registered in ROAC under no. 20163 7 March 2024 -7-

Appendix to our auditor's report Further to the information contained in our auditor's report, in this Appendix we include our responsibilities in relation to the audit of the financial statements. Auditor's Responsibilities for the Audit of the Financial Statements As part of an audit in accordance with the audit regulations in force in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the use by the directors of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. We communicate with the entity's audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. - 8 -

We also provide the entity's audit committee with a statement that we have complied with relevant ethical requirements, including those regarding independence, and we have communicated with it to report on all matters that may reasonably be thought to jeopardise our independence, and where applicable, on the related safeguards. From the matters communicated with the entity's audit committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter. - 9 -

GRIFOLS, S.A. Balance Sheet 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Assets Note 2023 2022 Intangible assets Note 6 19,941 23,213 Computer software 19,941 23,213 Property, plant and equipment Note 7 32,524 35,545 Land and buildings 11,151 11,239 Technical installations, machinery, equipment, furniture and other items 14,926 18,207 Under construction and advances 6,447 6,099 Investment property Note 8 108,977 80,458 Land 46,776 28,191 Buildings 55,885 45,519 Investments in adaptation and advances 6,316 6,748 Non-current investments in Group companies and associates 11,202,474 12,469,437 Equity instruments Note 13 3,970,795 5,324,682 Loans to companies Note 15 7,231,679 7,144,755 Non-current investments Note 15 2,714 29,199 Derivatives Note 16 1,043 26,977 Other financial assets 1,671 2,222 Deferred tax assets Note 24 49,593 9,150 Total non-current assets 11,416,223 12,647,002 Non-current assets held for sale Note 17 1,360,089 - Inventories 12,333 11,439 Raw materials and other supplies 12,333 11,439 Trade and other receivables Note 15 79,873 72,869 Trade receivables – current 581 833 Trade receivables from Group companies and associates – current Note 26 50,952 50,198 Other receivables 5,883 1,068 Personnel 127 171 Current tax assets Note 24 12,303 2,486 Public entities, other Note 24 10,027 18,113 Current investments in Group companies and associates Note 15 47,884 123,033 Loans to group companies and associates 47,884 123,033 Current investments Note 15 20,917 11,569 Derivatives Note 16 20,884 11,536 Other financial assets 33 33 Prepayments for current assets Note 18 11,031 13,511 Cash and cash equivalents 12,867 13,678 Cash 12,867 13,678 Total current assets 1,544,994 246,099 Total assets 12,961,217 12,893,101

GRIFOLS, S.A. Balance Sheet 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Equity and Liabilities Note 2023 2022 Capital and reserves Note 19 2,044,735 2,285,248 Capital Registered capital 119,604 119,604 Share premium 910,728 910,728 Reserves Legal and statutory reserves 23,921 23,921 Other reserves 1,381,683 1,652,208 (Treasury stock and equity holdings) (152,748) (162,220) Profit for the year (246,735) (266,296) Other equity instruments 8,282 7,303 Valuation adjustments 56,752 57,798 Valuation adjustments available for sale 53,018 53,018 Cash flow hedges Note 16 3,734 4,780 Grants, donations and bequests received - 79 Total equity 2,101,487 2,343,125 Non-current provisions 3,838 - Other provisions 3,838 - Non-current payables Note 22 5,879,325 3,901,732 Promissory notes 4,571,059 2,556,641 Loans and borrowings 1,308,026 1,340,473 Finance lease payables Note 9 27 52 Derivatives Note 16 - 3,990 Other financial liabilities 213 576 Group companies and associates, non-current Note 22 4,673,555 6,419,171 Deferred tax liabilities Note 24 4,907 2,580 Total non-current liabilities 10,561,625 10,323,483 Current provisions 14,000 7,000 Other provisions 14,000 7,000 Current payables Note 22 106,970 74,786 Promissory notes 30,170 12,554 Loans and borrowings 68,542 60,899 Finance lease payables Note 9 25 391 Derivatives Note 16 7,712 Other financial liabilities 521 942 Group companies and associates, current Note 22 64,699 61,720 Trade and other payables Note 22 112,436 82,987 Current payables to suppliers 69,365 58,812 Suppliers, Group companies and associates, current Note 26 9,731 9,235 Personnel (salaries payable) 29,249 11,541 Public entities, other Note 24 4,091 3,399 Total current liabilities 298,105 226,493 Total equity and liabilities 12,961,217 12,893,101

GRIFOLS, S.A. Statement of Profit and Loss for the year ended 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Note 2023 2022 Revenues Note 27 619,242 488,639 Services rendered 242,824 199,311 Finance income Note 14 and 26 369,527 282,305 Dividends Note 26 and 27 6,891 7,023 Self-constructed assets 2,312 5,478 Supplies (4,661) (7,376) Raw materials and consumables used Note 27 (4,244) (7,074) Impairment of merchandise, raw materials and other supplies (417) (302) Other operating income 2,582 1,956 Non-trading and other operating income 2,495 1,881 Operating grants taken to income 87 75 Personnel expenses (119,602) (81,088) Salaries and wages (103,507) (65,742) Employee benefits expense Note 27 (16,095) (15,194) Provisions Note 27 - (152) Other operating expenses (269,381) (214,386) External services (267,713) (211,831) Taxes (521) (381) Other operating expenses (1,147) (2,174) Amortisation and depreciation Notes 6, 7 and 8 (17,294) (14,341) Non-financial and other capital grants 106 4 Impairment and losses on disposal of fixed assets (7,560) (119,948) Impairment and losses Note 13 (7,560) (119,946) Losses on disposals - (2) Other results (396) - Results from operating activities 205,348 58,938 Finance income 10,839 9,273 From marketable securities and other financial instruments Other third parties Note 14 10,219 8,905 Capitalised borrowing costs Note 7 620 368 Finance costs Note 21 (537,309) (401,985) Group companies and associates Note 26 (302,222) (293,853) Other third parties (235,087) (108,132) Fair value adjustments in financial instruments 2,141 16,689 Fair value adjustments recognized in profit and loss Note 16 2,141 16,689 Exchange differences Notes 15 and 22 671 9,219 Net finance cost (523,658) (366,804) Profit before income tax (318,310) (307,866) Income tax Note 24 71,575 41,570 Profit for the year (246,735) (266,296)

GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2023 A) Statement of Comprehensive Income for the year ended 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Note 2023 2022 Profit for the year (246,735) (266,296) Income and expense recognised directly in equity Cash flow hedges Note 16 (20,233) 22,176 Tax effect 5,058 (5,544) Total income and expense recognised directly in equity (15,175) 16,632 Amounts transferred to the income statement Cash flow hedges Note 16 18,838 (15,802) Tax effect (4,709) 3,950 Grants, donations and bequests (106) (4) Tax effect 27 1 Total amounts transferred to the income statement 14,050 (11,855) Total recognised income and expense (247,860) (261,519)

GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2023 B) Statement of Changes in Equity for the year ended 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2022 119,604 910,728 1,676,129 (162,220) (266,296) 7,303 57,798 79 2,343,125 Recognised income and expense - - - - (246,735) - (1,046) (79) (247,860) Transactions with shareholders or owners Net movement in treasury stock - - - 9,472 - - - - 9,472 Restricted share plan (Note 19) - - (2,506) - - 979 - - (1,527) Business combinations (Note 5) - - (1,723) - - - - - (1,723) Profit (losses) distribution Reserves - - (266,296) - 266,296 - - - - Balance at 31 December 2023 119,604 910,728 1,405,604 (152,748) (246,735) 8,282 56,752 -- 2,101,487

GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2023 B) Statement of Changes in Equity for the year ended 31 December 2022 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2021 119,604 910,728 1,814,670 (164,188) (140,728) 9,838 53,018 82 2,603,024 Recognised income and expense - - - - (266,296) - 4,780 (3) (261,519) Transactions with shareholders or owners Net movement in treasury stock - - - 1,968 - - - - 1,968 Restricted share plan (Note 19) - - 2,187 - - (2,535) - - (348) Profit (losses) distribution Reserves - - (140,728) - 140,728 - - - - Balance at 31 December 2022 119,604 910,728 1,676,129 (162,220) (266,296) 7,303 57,798 79 2,343,125

GRIFOLS, S.A. Statements of Cash Flows for the years ended 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the annual accounts. Note 2023 2022 Cash flows from operating activities Profit for the year before tax (318,310) (307,866) Adjustments for Dividend income Note 27 (6,891) (7,023) Impairment Note 13 7,560 120,248 Amortisation and depreciation Notes 6, 7 and 8 17,294 14,341 Finance income Note 14 and 7 (380,366) (291,578) Finance costs Note 21 537,309 401,985 Exchange differences (671) (9,219) Change in fair value of financial instruments Note 16 (2,141) (16,689) Other income and expenses 3,457 (4,875) Changes in operating assets and liabilities Inventories (894) (1,729) Trade and other receivables 2,836 17,392 Other current assets 2,480 (1,626) Trade and other payables 27,931 (13,400) Other cash flows from operating activities Interest paid (519,750) (360,087) Dividends received Note 26 6,891 7,023 Interest received 369,002 280,080 Income tax paid received 21,816 67,289 Cash flows from operating activities (232,447) (105,734) Cash flows from investing activities Payments for investments Group companies and associates Note 13 (21,644) (1,676,469) Intangible assets Note 6 (2,010) (3,799) Property, plant and equipment Note 7 and 8 (2,368) (11,367) Other financial assets (60) (197) Proceeds from sale of investments Group companies and associates 13,528 97,535 Other financial assets 9,497 8,686 Cash flows from investing activities (3,057) (1,585,611) Cash flows from financing activities Proceeds from and payments for equity instruments Acquisition of own equity instruments Note 19 - (3,459) Proceeds from and payments for financial liability instruments Proceeds Loans and borrowings - 13,866 Group companies and associates 262,876 2,004,676 Disposal Promissory notes - (97,535) Loans and borrowings (26,255) (30,081) Group companies and associates - (197,320) Other payables (1,304) (1,794) Cash flows used in financing activities 235,317 1,688,353 Exchange rate deviation (624) 8,868 Net increase/decrease in cash and cash equivalents (811) 5,876 Cash and cash equivalents at beginning of year 13,678 7,802 Cash and cash equivalents at year end 12,867 13,678

9 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (1) Nature and Activities of the Company and Composition of the Group Grifols, S.A. (hereinafter the “Company”) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered office is in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. Its main facilities are located in Sant Cugat del Vallès (Barcelona) and Parets del Vallès (Barcelona). Grifols, S.A.’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. As of 2 June 2011, the class B non-voting shares were listed on the NASDAQ (USA) and the Automated Quotation System (SIBE/Continuous Market). In accordance with prevailing legislation, the Company is the Parent of a Group comprising the Company and the subsidiaries, associated and multi-group companies listed in Note 13 and the Appendix II. In accordance with generally accepted accounting principles in Spain, consolidated annual accounts must be prepared to give a true and fair view of the financial position of the Group, the results of operations and changes in its equity and cash flows. On 7 March 2024 the Company’s board of directors authorised for issue the consolidated annual accounts of Grifols, S.A. and subsidiaries for 2023 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU), which show consolidated profit attributable to the Parent of Euros 59,315 thousand, total assets Euros 21,441,054 thousand and consolidated equity of Euros 7,972,485 thousand (Euros 208,279 thousand, Euros 21,533,977 thousand and Euros 8,457,544 thousand, respectively, in 2022). (2) Basis of Presentation (a) True and fair view The accompanying annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. The annual accounts for 2023 have been prepared in accordance with prevailing legislation and the Spanish General Chart of Accounts to give a true and fair view of the equity and financial position of the Company at 31 December 2023 and results of operations, changes in equity, and cash flows for the year then ended. The directors consider that the annual accounts for 2023, authorised for issue on 7 March 2024, will be approved with no changes by the shareholders at their annual general meeting. (b) Comparative information The balance sheet, income statement, statement of changes in equity, statement of cash flows and the notes thereto for 2023 include comparative figures for 2022, which formed part of the annual accounts approved by the shareholders at the annual general meeting held on 16 June 2023. (c) Functional and presentation currency The figures disclosed in the annual accounts are presented in Euros thousand, the Company’s functional and presentation currency, rounded off to the nearest Euro thousand. (d) Critical issues regarding the valuation and estimation of relevant uncertainties and judgements used when applying accounting principles. Relevant accounting estimates and judgements and other estimates and assumptions have to be made when applying the Company’s accounting principles to prepare the annual accounts. A summary of the items requiring a greater degree of judgement, or which are more complex, or where the assumptions and estimates made are significant to the preparation of the annual accounts, is as follows:

10 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (i) Relevant accounting estimates and assumptions The Company tests investments in Group companies for impairment when there are signs that the book value is lower than the recoverable value, understood as the higher amount between the fair value less costs of sales and usage value. The determination of the recoverable value implies the use of estimates made by management. The Company generally uses cash flow discounting methods to calculate this value. Cash flow discounting calculations are based on the 5-year projections of the budgets approved by management. The cash flows take into consideration past experience and represent management’s best estimate of future market performance. The fifth-year cash flows are extrapolated using individual growth rates. The key assumptions employed include growth rates and the discount rate. The estimates, including the methodology used, could have a significant impact on values and impairment. Additionally, the Company has considered as relevant judgment the classification of the 20% ownership held in Shanghai RAAS Blood Products Co. Ltd. as a non-current asset held for sale. (ii) Changes in accounting estimates Although estimates are calculated by the Company’s directors based on the best information available at 31 December 2023, future events may require changes to these estimates in subsequent years. Any effect on the annual accounts of adjustments to be made in subsequent years would be recognised prospectively. Grifols, S.A. management does not consider that there are any assumptions or sources of uncertainty that would have a significant risk of resulting in a material adjustment within the next financial year. (3) Distribution of Profit The distribution of profit and reserves of the Company for the year ended 31 December 2022, approved by the shareholders at their annual general meeting held on 16 June 2023, was as follows: The proposed distribution of losses for the year ended 31 December 2023 to be submitted to the shareholders for approval at their annual general meeting is as follows: Thousand Euros Basis of allocation Losses for the year (246,735) Allocation Voluntary reserve (246,735) Thousand Euros Basis of allocation Losses for the year (266,296) Allocation Voluntary reserve (266,296)

11 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) As of December 31, 2023 and 2022, non-distributable reserves are as follows: 2023 2022 Non-distributable reserves Legal reserve 23,921 23,921 Other 3 3 23,924 23,924 Thousand Euros Profit recognised directly in equity cannot be distributed, either directly or indirectly. (4) Significant Accounting Policies (a) Business combinations Business combinations are accounted for by applying the acquisition method, for which the acquisition date is determined and the cost of the combination is calculated, recording the identifiable assets acquired and liabilities assumed at their fair value as of that date. The cost of the combination is determined by the aggregation of: - The fair values at the acquisition date of assets transferred, liabilities incurred or assumed, and equity instruments issued. - The fair value of any contingent consideration that depends on future events or the fulfilment of predetermined conditions. Expenses related to the issuance of equity instruments or financial liabilities exchanged for the acquired items are not part of the cost of the combination. Similarly, fees paid to legal advisors or other professionals involved in the combination, as well as internally generated expenses related to these matters, are not part of the cost of the combination. These amounts are directly charged to the income statement. (b) Foreign currency transactions, balances and cash flows Foreign currency transactions have been translated into Euros using average exchange rates for the prior month for all foreign currency transactions during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. In the statement of cash flows, cash flows from foreign currency transactions have been translated into Euros using the average exchange rates for the prior month for all flows that occur during the following month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss. (c) Capitalised borrowing costs In accordance with the second transitional provision of Royal Decree 1514/2007 enacting the Spanish General Chart of Accounts, the Company has opted to apply this accounting policy to work in progress at 1 January 2008 which will not be available for use, capable of operating or available for sale for more than one year. Until that date, the Company opted to recognise borrowing costs as an expense as they were incurred.

12 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Borrowing costs related to specific and general financing that are directly attributable to the acquisition, construction or production of intangible assets, property, plant and equipment and investment property that will not be available for use, capable of operating or available for sale for more than one year are included in the cost of the asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred. Non-commercial general borrowing costs eligible for capitalisation are calculated as the weighted average of the borrowing costs applicable to the Company’s outstanding borrowings during the period, other than those specifically for the purpose of obtaining a qualifying asset and the portion financed using equity. The borrowing costs capitalised cannot exceed the borrowing costs incurred during that period. The Company begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use, operation or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use, operation or sale are complete, even though the necessary administrative permits may not have been obtained. Interruptions in the active development of a qualifying asset are not considered. Nonetheless, restated advances on account are not qualifying assets for the purpose of capitalising borrowing costs. Capitalised borrowing costs are recognised in the income statement under capitalised borrowing costs. (d) Intangible assets Intangible assets are measured at cost or cost of production. Capitalised production costs are recognised under “self-constructed assets” in the income statement. Intangible assets are carried at cost, less any accumulated amortisation and impairment. Advances on account of fixed assets are initially measured at cost. In subsequent years, advances accrue interest at the supplier's incremental borrowing rate when the period between payment and the receipt of the asset exceeds one year. Cost of production of intangible assets comprises the purchase price and any costs directly related to production. Expenditure on activities that contribute to increasing the value of the Company’s business as a whole, such as goodwill, trademarks and other similar items generated internally, as well as establishment costs, are recognised as expenses on the income statement when incurred. (i) Computer software Computer software acquired and developed by the Company is recognised to the extent that costs can be clearly allocated, expensed and distributed over time to each project, and when there is evidence of technical success and economic viability. Computer software maintenance costs are charged as expenses when incurred. (ii) Subsequent costs Subsequent costs incurred on intangible assets are recognised in profit and loss, unless they increase the expected future economic benefits attributable to the intangible asset. (iii) Useful life and amortisation rates Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria: Depreciation method Rates % Computer software Straight-line 16‑33 The depreciable amount is the acquisition or production cost of an asset.

13 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The Company considers that the residual value of the assets is zero unless: - There is a commitment by a third party to purchase the asset at the end of its useful life. - There is an active market for the intangible asset and: Residual value can be determined by reference to that market; and It is probable that such market will exist at the end of the asset's useful life. The Company reviews the useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Impairment losses The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (e) Property, plant and equipment (i) Initial recognition Property, plant and equipment are measured at cost of acquisition or production, using the same criteria as for determining the cost of production of intangible assets. Capitalised production costs are recognised under “Self-constructed assets” in the income statement. Property, plant and equipment are carried at cost less any accumulated depreciation and impairment. The cost of an item of property, plant and equipment includes the estimated costs of its dismantling or removal and restoration of the site on which it is located, provided that the obligation is incurred as a consequence of having used the item. (ii) Property, plant and equipment swap Property, plant and equipment acquired in exchange for one or more non-monetary assets or a combination of monetary and non-monetary assets, is recognized for the monetary amount delivered plus the fair value of the non-monetary assets delivered in the transaction, except in those cases in which those that do not have a commercial substance or for which the fair value of the property, plant and equipment received or the asset delivered cannot be reliably measured. The fair value of the asset received should be recognized by reference to the fair value of the asset delivered except in those transactions in which the fair value of the asset received can be determined with greater reliability. In those cases in which the fair value of the asset received or delivered cannot be determined reliably or in which the transaction lacks commercial substance, the acquisition cost is determined by reference to the net book value of the asset delivered, plus, where appropriate, the monetary counterparts paid or pending payment, with the limit of the fair value of the asset received if it were less. (iii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of the asset on a systematic basis over its useful life. The depreciable amount is the cost of an asset. The Company determines the depreciation charge separately for each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the asset and with a useful life that differs from the remainder of the asset.

14 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Property, plant and equipment are depreciated using the following criteria: Depreciation method Rates % Buildings Straight-line 2 Technical installations and machinery Straight-line 10 Other installations, equipment and furniture Straight-line 4‑10 Other property, plant and equipment Straight-line 7‑33 The Company reviews useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Subsequent costs Subsequent to initial recognition of the asset, only the costs incurred which increase capacity or productivity or which lengthen the useful life of the asset are capitalised. The carrying amount of parts that are replaced is derecognised. Costs of day-to-day servicing are recognised in profit and loss as incurred. Replacements of property, plant and equipment that qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (v) Impairment The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (f) Investment property The Company classifies property leased to its subsidiaries under this caption. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment under development until construction or development is complete. Nevertheless, redevelopment work to extend or improve property is classified as investment property. The Company measures and recognises investment property following the policy for property, plant and equipment. The Company reclassifies property, plant and equipment to investment property when it ceases to use the building in the production or supply of goods or services, for administrative purposes or when it is held to earn rentals or for capital appreciation or both. Investment property is depreciated applying the following policies: Depreciation method Rates % Buildings and other installations Straight-line 1‑10 (g) Impairment of non-financial assets subject to amortisation or depreciation The Company evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Impairment losses are recognised in the income statement.

15 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognised in the income statement. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised. After an impairment loss or reversal of an impairment loss is recognised, the depreciation (amortisation) charge for the asset is adjusted in future periods based on its new carrying amount. However, if the specific circumstances of the assets indicate an irreversible loss, this is recognised directly in losses on the disposal of fixed assets in the income statement. (h) Leases (i) Lessor accounting Leases which, on inception, transfer to third parties substantially all the risks and rewards incidental to ownership of the assets are classified as finance leases, otherwise they are classified as operating leases. (ii) Lessee accounting Leases in which, upon inception, the Company assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. - Finance leases At the commencement of the lease term, the Company recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. Interest is expensed using the effective interest method. Contingent rents are recognised as an expense when it is probable that they will be incurred. The accounting policies applied to the assets used by the Company by virtue of finance lease contracts are the same as those set out in sections (e) and (f) (Property, plant and equipment or Investment Property). - Operating leases Lease payments under an operating lease, net of incentives received, are recognised as an expense on a straight-line basis over the lease term. Contingent rents are recognised as an expense when it is probable that they will be incurred. (i) Financial instruments (i) Classification of financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments.

16 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) For valuation purposes, the Company classifies financial instruments in the following categories: financial assets and liabilities valued at amortised cost; financial assets and liabilities at fair value through profit or loss, by considering separately those initially designated from those held for trading and those compulsorily valued at fair value through profit or loss; financial assets measured at fair value through equity, by considering separately the equity instruments designated as such from the rest of the financial assets; and financial assets valued at cost. The Company classifies a financial asset at amortised cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Company classifies as a financial asset at fair value through equity those financial assets whose contractual conditions, on specified dates, result in cash flows that are solely receipts of principal and interests on the outstanding principal amount, and they are not held for trading nor classified in the previous category. In this category are also included the investments in equity instruments designated irrevocably by the Company at the time of its initial recognition, as far as they are not held for trading and should not be valued at cost. The Company classifies as a financial asset at fair value through profit or loss those financial assets held for trading and those financial assets that have not been classified in any of the previous categories. In this category are also included the financial assets that the Company optionally designates at the time of the initial recognition, which otherwise would have been included in another category, as such designation eliminates or significantly reduces a valuation inconsistency or accounting asymmetry. The Company classifies a financial asset at cost when it is an (i) investment in the equity of group, multigroup and associates (ii) participating loans with contingent interests, either because a fixed or conditional variable interest rate is conditioned to the fulfilment of a milestone in the borrowing company, or because they are calculated exclusively with respect to the evolution of the activity of the aforementioned company. The Company classifies its financial liabilities at amortised cost. (ii) Valuation At the time of initial recognition, the Company values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Company uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following factors: Level 1: estimates based on quoted prices (unadjusted) within current markets for assets or liabilities identical to those that the company may have access at the valuation date; Level 2: estimates based on quoted prices in active markets for similar instruments or other valuation methodologies in which all significant variables are based on directly or indirectly observable market data; or Level 3: estimates based on any significant variable that is not based on observable market data. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii) Offsetting principles A financial asset and a financial liability are offset only when the Company currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

17 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (iv) Financial assets and liabilities at fair value through profit or loss Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred. After initial recognition, they are recognized at fair value through profit or loss. Changes in the fair value include the component of interest and dividends. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. (v) Financial assets and liabilities at amortised cost Financial assets and financial liabilities at amortised cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortised cost, using the effective interest method. (vi) Investments in Group companies and associates Group companies are those over which the Company, either directly, or indirectly through subsidiaries, exercises control as defined in article 42 of the Spanish Code of Commerce, or when the companies are controlled by one or more individuals or entities acting jointly or under the same management through agreements or statutory clauses. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. In assessing control, potential voting rights held by the Company or other entities that are exercisable or convertible at the end of each reporting period are considered. Associates are entities over which the Company, either directly, or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Company or other entities, are considered when assessing whether an entity has significant influence. Investments in Group companies and associates are initially recognised at cost, which is equivalent to the fair value of the consideration given, including transaction costs in the case of investments in associates, and are subsequently measured at cost net of any accumulated impairment. The cost of investments in Group companies acquired before 1 January 2010 includes any transaction costs incurred. If an investment no longer qualifies for classification under this category, it is reclassified at fair value through profit or loss, unless it is designated at fair value through equity and it is valued as such from the date of reclassification, recognizing any difference in the profit or loss or in equity, respectively. In non-monetary business contributions to other group companies, including investments in group companies, the equity investments received are valued at the date the operation is carried out, for the amount representing the percentage of participation equivalent to the book value of the net assets of the investment contributed in the consolidated financial statements of the largest group whose parent company is Spanish according to the Standards for the Formulation of Consolidated Annual Accounts, plus transaction costs. Any difference between the book value of the investments received and the book value of the equity elements delivered (or the investment contributed), is recognized in reserves. The Company recognizes the amount contributed in a capital increase, including the preferential subscription rights acquired, as a higher value of the equity instruments. However, when the Company does not contribute proportionally to its stake in the issuer, it recognizes the difference as a donation expense. If the Company receives an asset or group of assets other than cash, the swap criteria previously indicated for non-monetary contributions are applied.

18 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (vii) Reclassifications of financial instruments The Company reclassifies a financial asset when the business model for its management is modified or when it meets or no longer meets the aforementioned classification criteria. The Company does not reclassify financial liabilities. (viii) Derecognition of financial assets The Company applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Company has substantially transferred the risks and rewards derived from their ownership. (ix) Impairment of financial assets A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and the event or events have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Impairment of financial assets valued at amortised cost The loss due to an impairment of financial assets valued at amortised cost is the difference between the book value of the financial asset and the present value of the estimated future cash flows. However, the Company uses the financial assets market value, as long as it is reliable enough to be considered representative of the value to be recovered. The impairment loss is recognized with charge to profit or loss and it is reversible in subsequent years, if the decrease can be objectively related to an event subsequent to its recognition. However, the reversal of the loss is limited to the amortised cost that the assets had if the loss due to the impairment in value had not been recorded. The Company directly reduces the carrying amount of a financial asset when it does not have reasonable expectations of full or partial recovery. Investments in Group companies Impairment is calculated by comparing the carrying amount of the net investment in the associate with its recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. Value in use is calculated based on the Company’s share of the present value of future cash flows expected to be derived from ordinary activities and from the disposal of the asset. Unless better evidence is available, the investee’s equity is taken into consideration, corrected for any unrealised gains existing at the measurement date. In subsequent years, reversals of impairment losses in the form of increases in the recoverable amount are recognised, up to the limit of the carrying amount that would have been determined for the investment if no impairment loss had been recognised. The recognition or reversal of an impairment loss is disclosed in the income statement unless it should be recognised in equity. Impairment of an investment is limited to the amount of the investment, except when contractual, legal or constructive obligations have been assumed by the Company or payments have been made on behalf of the companies. In the latter case, provision is made.

19 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (x) Derecognition and modifications of financial liabilities The Company derecognises all or part of a financial liability when it either discharges the liability by paying the creditor or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Company and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, provided that the instruments have substantially different terms. The Company considers the terms to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability. The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss. However, the Company may designate the financial guarantee to be measured at fair value through profit or loss. (xi) Reverse factoring The Company has contracted reverse factoring facilities with various financial institutions to manage payments to suppliers. Trade payables settled under the management of financial institutions are recognised under “trade and other payables” in the balance sheet until they are settled, repaid or have expired. (j) Hedge accounting Derivative financial instruments are initially recognized following the criteria set forth above for financial assets and liabilities. Derivative financial instruments that do not meet the hedge accounting criteria are classified and valued as financial assets or liabilities at fair value through profit or loss. (k) Own equity instruments held by the Company Equity instruments acquired by the Company are shown separately at cost of acquisition as a reduction in capital and reserves in the balance sheet. Any gains or losses on transactions with own equity instruments are not recognised in profit or loss. Transaction costs related to own equity instruments, including issue costs related to a business combination, are accounted for as a deduction from reserves, net of any tax effect. (l) Inventories (i) General Inventories are measured using the FIFO (first in, first out) method. When the cost of inventories exceeds replacement value, materials are written down to net realisable value. Inventories are mainly spare parts used to maintain the Company’s buildings and facilities. Emission allowances Emission allowances acquired are classified and measured by applying accounting policies.

20 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (m) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. (n) Grants Grants are recorded in recognised income and expense when, where applicable, they have been officially awarded and the conditions attached to them have been met or there is reasonable assurance that they will be received. Grants that are given to finance specific expenses are recognised as income in the same year as the finance cost is accrued. (o) Defined contribution plans The Company recognises the contributions payable to a defined contribution plan in exchange for a service when an employee has rendered service to the Company. The contributions payable are recognised as an expense for employee remuneration and as a liability after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the period, the Company only recognises that excess as an asset (prepaid expense) to the extent that the prepayments will lead to, for example, a reduction in future payments or cash refund. (p) Provisions (i) General criteria Provisions are recognised when the Company has a present obligation (legal, contractual, constructive or tacit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date. If it is not probable that an outflow of resources will be required to settle an obligation, the provision is reversed. (ii) Provisions for taxes Provisions for taxes are measured at the estimated amount of tax debt calculated in accordance with the aforementioned criteria. Provision is made with a charge to income tax for the tax expense for the year, to finance costs for the late payment interest, and to other income for the penalty. The effects of changes in estimates of prior years’ provisions are recognised according to their nature, unless they involve the correction of an error. (q) Revenue (i) Revenue from the rendering of services Revenue from the rendering of services is measured at the fair value of the consideration received or receivable. Practically all services are rendered to Group companies.

21 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (ii) Interests and dividends The Company recognizes interests and dividends on financial assets accrued after the acquisition date as income in the profit and loss. The Company recognizes interests on financial assets valued at amortised cost using the effective interest method and dividends when the Company is entitled to receive them. In the initial valuation of financial assets, the Company records separately, based on their maturity, the amount of explicit interest accrued and not due at that time, as well as the amount of dividends agreed by the competent authority at the time of the acquisition. As a result, these amounts are not recognized as income in the profit or loss. If the dividends are clearly derived from profits generated prior to the acquisition date because amounts higher than the profits generated by the investment since the acquisition have been distributed, the carrying amount of the investment is reduced. This criterion is applied regardless of the valuation criterion used for the equity instruments, so for equity instruments valued at fair value, the value of the investment is also reduced and an increase in subsequent value in the profit or loss account or in equity is recognized, based on the instruments classification. The Company recognizes the dividends received by the delivery of an equity element or group of equity elements other than cash, in accordance with the previously indicated criteria. However, if the dividend is received as a business of a group company, the criteria indicated in BOICAC 85 should be applied. Interest and dividend income are classified as revenue when they form part of the Company’s ordinary activity. (r) Income tax The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination. Government assistance provided in the form of deductions and other tax relief applicable to income tax payable is recognised as a reduction in the income tax expense in the year in which it is accrued. The Company files consolidated tax returns with its Spanish subsidiaries: Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Araclon Biotech, S.L., Grifols Engineering, S.A., Grifols Viajes S.A., Aigües Minerals de Vilajuïga, S.A. and Biotest Medical S.L.U. In addition to the factors to be considered for individual taxation, set out previously, the following factors are taken into account when determining the accrued income tax expense for the companies forming the consolidated tax group: - Temporary and permanent differences arising from the elimination of profits and losses on transactions between Group companies, derived from the process of determining consolidated taxable income. - Deductions and credits corresponding to each company forming the consolidated tax group. For these purposes, deductions and credits are allocated to the company that carried out the activity or obtained the profit necessary to obtain the right to the deduction or tax credit. Temporary differences arising from the elimination of profits and losses on transactions between tax group companies are allocated to the company which recognised the profit/loss and are valued using the tax rate of that company.

22 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) A reciprocal credit and debit arises between the companies that contribute tax losses to the consolidated Group and the rest of the companies that offset those losses. Where a tax loss cannot be offset by the other consolidated Group companies, these tax credits for loss carryforwards are recognised as deferred tax assets using the applicable recognition criteria, considering the tax group as a taxable entity. The Parent of the Group records the total consolidated income tax payable under payable to Group companies. The amount of the debt relating to the subsidiaries is recognised as receivables from Group companies. (i) Deferred Tax liabilities Deferred tax liabilities derived from taxable temporary differences are recognised in all cases except where they arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income. (ii) Deferred Tax assets Deferred tax assets derived from deductible temporary differences are recognised provided that it is probable that sufficient taxable income will be available against which they can be utilised or when the tax legislation considers the possibility to convert future assets for deferred taxes on receivables in front of the Public Administration. Nonetheless, assets arising from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income, are not recognised. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted. The tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. (iv) Offset and classification The Company only offsets tax assets and liabilities if it has a legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the assets and settle the liabilities simultaneously. Deferred tax assets and liabilities are recognised in the balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (s) Share-based payment transactions The Company has granted various equity-based compensation plans to certain members of the management team who are serving the company, which will be settled with either equity instruments or in cash, depending on the plan. The granted equity instruments become irrevocable when employees complete a certain service period and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the irrevocable period, as a personnel expense in the income statement, and on the other hand, the corresponding increase in equity if the transaction is settled with equity instruments or the corresponding liability if the transaction is settled in cash, with an amount based on the value of the equity instruments. In transactions with employees settled with equity instruments, the recognized amount corresponds to the amount that will be settled once the agreed conditions are met and will not be revised or revalued during the accrual period, as the commitment is settled in shares. If an employee resigns before the accrual period ends, they will only receive the agreed incentive in shares. The fair value of the services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled during the performance period.

23 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In plans settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, as of the date the recognition criteria are met. Subsequently, and until settlement, the corresponding liability will be valued at its fair value at the end of each reporting period, with any changes in valuation during the period charged to the income statement. The fair value is determined by reference to the market value of the shares at the date of estimation, net of estimated dividends to which the employee is not entitled during the performance period. The Company assumes the payment related to employees of other group companies. Therefore, the Company recognizes the accrued cost of the plan in accordance with the criteria set out above as an increase in the investment in the subsidiary with credit to the "Other equity instruments" heading if the transaction is settled with equity instruments, or as a liability if the transaction is settled in cash. (t) Classification of assets and liabilities as current and non-current The Company classifies assets and liabilities in the balance sheet as current and non-current. Current assets and liabilities are determined as follows: - Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Company’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent. - Liabilities are classified as current when they are expected to be settled in the Company’s normal operating cycle, they are held primarily for the purpose of trading, or they are due to be settled within twelve months after the reporting date. (u) Environmental issues The Company takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Expenses derived from environmental activities are recognised as other operating expenses in the period in which they are incurred. Property, plant and equipment acquired by the Company to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Company’s activities, are recognised as assets applying the measurement, presentation and disclosure criteria described in section (e) Property, plant and equipment. (v) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. (w) Non-current assets and disposal groups held for sale All related assets and liabilities to which active efforts have been initiated for their sale, are available in their current condition for sale, and it is highly probable that the sale will be completed within the next twelve months, are classified as held for sale. These assets are presented valued at the lower of their carrying amount and fair value less costs to sell and are not subject to depreciation from the moment they are classified as non-current assets held for sale. In the event of delays caused by events or circumstances beyond the control of Grifols and if there is sufficient evidence that the commitment to the plan to sell those classified as held for sale is maintained, the classification is maintained even if the period to complete the sale extends beyond one year.

24 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Non-current assets held for sale are presented on the balance sheet under the headings "Non-current assets held for sale" for assets, and "Liabilities related to non-current assets held for sale" for liabilities, if any. Additionally, discontinued operations are considered to be components (cash-generating units or groups of cash-generating units) representing a significant business unit or geographic area of operations that can be considered separate from the rest, which have been sold or disposed of by other means, or that meet the conditions to be classified as held for sale. Also, entities acquired solely for the purpose of resale are considered discontinued operations. The post-tax results of discontinued operations are presented in a single line of the income statement called "Profit (Loss) from discontinued operations net of taxes". (5) Business combinations The Company merged with Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. in 2023. Gripdan Invest, S.L. was based in Barcelona and its main activities included buying and selling, intermediation, leasing, administration, and operation in any form of rural and urban properties. It also engaged in various construction projects, both public and private, including buildings and developments of all kinds. The company was also involved in the management, advice, administration, organization, and operation of projects related to the construction of real estate, its repair, and maintenance, whether on its own behalf or on behalf of third parties. Grifols Escrow Issuer, S.A., based in Barcelona, primarily offered services in the administration, management, and control of companies and businesses. Additionally, the investment in tangible assets, advisory services to any affiliated entities or those within the same group and financing activities, particularly through the issuance, negotiation, and placement of bonds. The merger project has been prepared and signed by the administrators of both companies on April 13, 2023, and registered in the Commercial Registry of Barcelona on July 7, 2023. For the purposes of the merger project, January 1, 2023, has been considered as the effective date for accounting and acquisition. As of December 31, 2022, the Company held an investment in Gripdan Invest, S.L. amounting to Euros 24,583 thousand and in Grifols Escrow Issuer, S.A. amounting to Euros 2,667 thousand. Both companies were 100% owned by Grifols, S.A. The breakdown of the business combination cost, the value of acquired net assets, and the excess of acquired net assets over the cost of the combination is as follows: Gripdan Invest, S.L. Grifols Escrow Issuer, S.A. Business combination costs Investment value 24,583 2,667 Value of the acquired net assets 20,477 5,050 Reserves (4,106) 2,383 Thousand Euros

25 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) For the company Gripdan Invest, S.L., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Consolidated values Assigned value Investment property 32,210 32,210 Non-current investments 603 603 Deferred tax assets 29 29 Trade and other receivables 483 483 Total assets 33,325 33,325 Non-current payables 666 666 Group companies and associates, non-current 8,573 8,573 Deferred tax liabilites 2,983 2,983 Group companies and associates, current 624 624 Trade and other payables 2 2 Total liabilities 12,848 12,848 Total net assets 20,477 20,477 Total net assets acquired 20,477 Thousand Euros For the company Grifols Escrow Issuer, S.A., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Consolidated values Assigned value Non-current investments in Group companies and associates 2,017,065 2,017,065 Deferred tax assets 5,799 5,799 Current investments in Group companies and associates 25,698 25,698 Total assets 2,048,562 2,048,562 Non-current payables 2,025,448 2,025,448 Current payables 17,843 17,843 Group companies and associates, current 215 215 Trade and other payables 6 6 Total liabilities 2,043,512 2,043,512 Total net assets 5,050 5,050 Total net assets acquired 5,050 Thousand Euros

26 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The information required in accordance with the provisions of article 86 of chapter VII of the Corporate Tax Law 27/2014, of November 27, in relation to the merger operations described above, is detailed below. The merger has been subject to the tax neutrality regime. 1. Latest balance sheet of the transferring company The balance sheet of the companies Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. is attached in Appendix XIII. 2. Year in which the transferring company acquired the transferred assets susceptible to amortization 2011 2022 Land 16,521 - 16,521 - 16,521 Buildings 20,121 32 20,153 (16,394) 3,759 Total cost 36,642 32 36,674 (16,394) 20,280 Thousand Euros Investment property Cost/Acquisition year Total Cost Accumulated amortisation Net value 3. List of acquired assets that have been incorporated into the accounting books for a value different from that for which they appeared in those of the transferring company. For the merger of Gripdan Invest, S.L., the land and buildings have been incorporated into the Company for a value of Euros 32,210 thousand (consolidation value recognized in Grifols, S.A. according to local accounting regulation), while the value in the absorbed company was Euros 20,280 thousand. Additionally, and related to this difference, a deferred tax liability of Euros 2,983 thousand has also been recognized. For the merger of Grifols Escrow Issuer, S.A., all assets and liabilities have been incorporated into the Company for the same book value as those recorded in the absorbed company. 4. List of tax benefits enjoyed by the transferring company with respect to which the absorbing company must assume compliance with certain requirements There were no tax benefits in the absorbed companies that have been incorporated into Grifols, S.A. 5. List of tax credits pending compensation by the transferring company that are transferred to the absorbing company. In the case of Gripdan Invest, S.L., there were no tax credits pending compensation. In the case of Grifols Escrow Issuer, S.A., there were tax credits worth 5,614 thousand euros for limitation of financial expenses and 185 thousand euros for negative tax bases generated in the year 2022. As of January 1, 2023, the entire tax credits were activated in the absorbed company.

27 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (6) Intangible Assets Details of intangible assets and movement are as follows: 2023 Computer software Total Cost at 1 January 2023 87,257 87,257 Additions 3,911 3,911 Transfers 1,339 1,339 Cost at 31 December 2023 92,507 92,507 Accumulated amortisation at 1 January 2023 (64,044) (64,044) Amortisations (7,592) (7,592) Transfers (930) (930) Accumulated amortisation at 31 December 2023 (72,566) (72,566) Carrying amount at 31 december 2023 19,941 19,941 Thousand Euros 2022 Other items Computer software Prepayments Total Cost at 1 January 2022 2,977 79,015 500 82,492 Additions - 7,897 - 7,897 Disposals (2,977) - (500) (3,477) Transfers - 345 - 345 Cost at 31 December 2022 - 87,257 - 87,257 Accumulated amortisation at 1 January 2022 - (57,386) - (57,386) Amortisations - (6,658) - (6,658) Accumulated amortisation at 31 December 2022 - (64,044) - (64,044) Accumulated impairment at 1 January 2022 (2,977) - - (2,977) Disposals 2,977 - - 2,977 Accumulated impairment at 31 December 2022 - - - - Carrying amount at 31 december 2022 23,213 - - 23,213 Thousand Euros

28 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (a) Fully amortised assets The cost of fully amortised intangible assets in use as of December 31, is as follows: Computer software 60,033 53,756 Thousand Euros 2023 2022 Fully amortised computer software in use as of December 31, 2023 and 2022, mainly reflects computer licences. (7) Property, Plant and Equipment Details of property, plant and equipment and movement are provided in Appendix I. (a) Capitalised borrowing costs During 2023 the Company has capitalised borrowing costs in investments in progress amounting to Euros 620 thousand (Euros 368 thousand in 2022) (see Note 4 (c)). (b) Fully depreciated assets Details of the cost of fully depreciated property, plant and equipment in use at 31 December are as follows: Technical installations and machinery 6,253 6,139 Other installations, equipment and furniture 13,113 12,556 Other property, plant and equipment 20,640 19,602 40,006 38,297 Thousand Euros 2023 2022 (c) Insurance The Company has taken out insurance policies to cover the risk of damage to its property, plant and equipment. These policies amply cover the net carrying amount of the Company’s assets.

29

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(8) Investment Property

Details of and movements in investment property have been as follows:

	Thousand Euros			
2023	**Land**	**Buildings and other installations**	**Investments in adaption and advances**	**Total**
Cost at 1 January 2023	28,191	96,626	6,748	**131,565**
Additions	3	163	1,072	**1,238**
Business combinations (note 5)	18,482	13,728	-	**32,210**
Disposals	-	(92)	-	**(92)**
Transfers	100	1,334	(1,504)	**(70)**
Cost at 31 December 2023	46,776	111,759	6,316	**164,851**
Accumulated amortisation at 1 January 2023	-	(51,107)	-	**(51,107)**
Amortisations	-	(4,859)	-	**(4,859)**
Disposals	-	92	-	**92**
Accumulated amortisation at 31 December 2023	-	(55,874)	-	**(55,874)**
Carrying amount at 31 december 2023	**46,776**	**55,885**	**6,316**	**108,977**

	Thousand Euros			
2022	**Land**	**Buildings and other installations**	**Investments in adaption and advances**	**Total**
Cost at 1 January 2022	19,460	89,562	11,922	**120,944**
Additions	3,776	370	4,082	**8,228**
Transfers	4,955	6,694	(9,256)	**2,393**
Cost at 31 December 2022	28,191	96,626	6,748	**131,565**
Accumulated amortisation at 1 January 2022	-	(48,470)	-	**(48,470)**
Amortisations	-	(2,637)	-	**(2,637)**
Accumulated amortisation at 31 December 2022	-	(51,107)	-	**(51,107)**
Carrying amount at 31 december 2022	**28,191**	**45,519**	**6,748**	**80,458**

(a) General

As of January 1, 2023, following the merger with Gripdan Invest S.L. (see Note 5), a land with a value of Euros 18,482 thousand and buildings and other facilities with a value of Euros 13,728 thousand have been incorporated.

(Continued on next page)

30 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Fully depreciated assets The cost of fully depreciated investment property in use at 31 December is as follows: Buildings 4,229 1,032 Other installations 39,356 33,023 43,585 34,055 Thousand Euros 2023 2022 (c) Income and expenses from investment property The Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries as indicated in Notes 10, 11 and 26. (d) Insurance The Company has taken out insurance policies to cover the risk of damage to its investment property. The coverage of these policies is considered sufficient. (9) Finance Leases - Lessee The Company has leased the following types of property, plant and equipment and investment property under finance leases: Other property, plant and equipment Total Initially recognised at: Fair value 117 117 Accumulated depreciation (52) (52) Carrying amount at 31 December 2023 65 65 Initially recognised at: Fair value 2,660 2,660 Accumulated depreciation (2,572) (2,572) Carrying amount at 31 December 2022 88 88 Thousand Euros Future minimum lease payments are reconciled with their present value as follows: 2023 2022 Future minimum payments 54 450 Unaccrued finance costs (2) (7) Present value 52 443 Thousand Euros

31

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousand Euros			
	2023		2022	
	Minimum payments	Present value	Minimum payments	Present value
Less than one year	25	25	396	391
One to five years	29	27	54	52
	54	52	450	443
Less current portion	(25)	(25)	(396)	(391)
Total non-current	**29**	**27**	**54**	**52**

(10) Operating Leases - Lessee

As of 31 December 2023, and 2022, the Company leased to third parties and to a related company several office buildings.

As of 31 December 2023, the most significant lease agreement relates to the offices located in Sant Cugat del Vallès (Barcelona) (SC1, SC2, SC3, SC4 and SC5) with a related company. The duration of the contracts extends until 1 March 2045 (March 2040 as of December 31, 2022) with obligatory compliance (until 9 February 2045, for SC5), with tacit renewals of 5 years. Cancellation must be notified by giving 6 months' notice.

As of 31 December 2022, in addition to the contract mentioned above, there were also two contracts with the Group company Gripdan Invest S.L. valid until 10 May 2026, which were cancelled following the merger with said company on 1 January 2023 (see Note 5).

Operating lease payments have been recognised as an expense for the year as follows:

	Thousand Euros	
	2023	2022
Lease payments (recognised as an expense)	7,673	11,164

Future minimum payments under non-cancellable operating leases are as follows:

	Thousand Euros	
	2023	2022
Less than one year	7,916	11,548
One to five years	27,114	35,212
Over five years	107,709	76,831
	142,739	**123,591**

The Company uses part of these premises for its own use and the rest are assigned for use to its Spanish subsidiaries (see Note 8 (c)).

(Continued on next page)

32 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (11) Assignment for Use of Premises and Installations As described in Note 8 (c), Note 10 and Note 26, the Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries. Services included in the assignment for use agreements are surveillance, cleaning of common areas, greeting and messaging, maintenance and water, energy and gas supplies. In order to take advantage of these services, the Spanish subsidiaries will use the premises in accordance with the statutory activity. Contracts signed with its subsidiaries are renewed automatically on an annual basis and can be cancelled at any time with three months’ prior notice. The minimum non-cancellable amount receivable totals Euros 8,794 thousand as of December 31, 2023 (Euros 11,874 thousand in 2022). (12) Risk Management Policy (a) Financial risk factors The Company's activities are exposed to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk, and cash flow interest rate risk. The Company’s global risk management programme focuses on uncertainty in the financial markets and aims to minimise potentially adverse effects on the Company’s profits. The Company’s risk management policies are established in order to identify and analyse the risks to which the Company is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Company’s activities. The Company’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Market risk Market risk is the risk that changes in market prices, for example, exchange rates, interest rates or the prices of equity instruments, affect the Company’s subsidiaries revenues or the value of the financial instruments that the Company holds. The objective of managing market risk is to manage and control the Company and its subsidiaries exposure to this risk within reasonable parameters at the same time as optimizing returns. (i) Market risk The Company is not exposed to market risks associated with non-financial assets. Even though, the Group is exposed to the price risk affecting raw materials, that is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated industry. (ii) Currency risk The Company operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with recognised assets and liabilities, and net investments in foreign operations. The Company holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Company’s foreign operations in US Dollars is mitigated primarily through borrowings in the corresponding foreign currency. Details of financial assets and liabilities denominated in foreign currency, as well as transactions denominated in foreign currency are presented in the Notes 15 and 22.

33 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) As mentioned in Note 16, the debt in US dollars is covered by the cross-currency swaps contracted to cover the exposure to the associated exchange rate risk. At 31 December 2023 had the US Dollar weakened by 10% against the Euro, with the other variables remaining constant, post-tax profit would have been Euros 5,512 thousand higher, mainly as a result of converting payables to Group companies (Euros 413 thousand higher at 31 December 2022). (iii) Credit risk The Company’s financial assets mainly comprise the trade receivables from and loans to Group companies. The Company considers that its financial assets are not significantly exposed to credit risk. Regarding the Company’s subsidiaries, credit risk is the risk in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and investments in financial assets. At 31 December 2023 the impairment of those assets has not been significant. (iv) Liquidity risk Liquidity risk is the risk to not meet the financial obligations as they fall due. Management approach to managing liquidity is to ensure where possible, that the Company always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. Management manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. The main contractual obligations existing at the end of the year mainly comprise financial debt obligations with repayments of principal and interests, in the long term mostly (see Note 22). The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, the cash generated from the divestment in Shanghai RAAS (see Note 17) and the improvement in operational cash flow will be directed towards continuing the reduction of the debt level initiated in previous years. Furthermore, the Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. Additionally, as of December 31, 2023, the Grifols Group has a total of cash and other cash equivalents amounting to Euros 525,567 thousand (Euros 547,979 thousand as of December 31, 2022). Furthermore, the Group has approximately Euros 615,328 thousand in unused credit lines (Euros 987,340 thousand as of December 31, 2022), including Euros 544,729 thousand from the revolving credit line (Euros 937,559 thousand as of December 31, 2022). Details of financial liabilities by contractual maturity date are provided in Notes 15 and 22 (e). (v) Cash flow and fair value interest rate risks Interest rate risk arises on loans extended to Group companies and current and non-current borrowings. Borrowings and loans extended at variable interest rates expose the Company to cash flow interest rate risks. Fixed-rate borrowings expose the Company to fair value interest rate risk. The objective of interest rate risk management is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt extending loans to Group companies. At 31 December 2023, had interest rates been 100 basis points higher/lower, with the other variables remaining constant, post-tax profit would have been Euros 24,782 thousand lower/higher, mainly because of higher borrowing costs on variable interest debt (Euros 20,491 thousand at 31 December 2022).

34

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13) Investments in Equity Instruments of Group Companies and Associates

Details of investments in equity instruments of Group companies and Associates are as follows:

	Thousand Euros	
	2023	2022
	Non-current	Non-current
Group companies and associates		
Equity investments	4,113,297	5,504,016
Impairment	(142,502)	(179,334)
	3,970,795	**5,324,682**

During 2023 the following main changes to Company investments in equity instruments took place:

- In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (RSU plan) (see Note 28). In 2023, an amount of Euros 584 thousand were accrued as an increase in the Company's investment by the Company in the respective affiliated companies with employees covered by this plan, deemed as a contribution from the shareholder.

- In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 28). In 2023, an amount of Euros 1,056 thousand (stock options) and Euros 1,357 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan.

- As of December 31, 2023, the amount equivalent to 20% of the investment in SRAAS, totalling Euros 1,360 million, has been reclassified under the caption Non-current assets held for sale. This is due to Grifols having a firm commitment to sell, and its sale is considered highly probable in accordance with the NRV 7th (see Note 17).

- On July 26, 2023, 30 shares of Kiro Grifols, S.L. were acquired for Euros 1,161 thousand. With this acquisition, the company has become 100% owned by the Group.

- Financial liabilities that Grifols Argentina, S.A. held with the Company have been forgiven, resulting in an increase in the investment value by Euros 6,148 thousand.

- On May 18, 2023, a capital reduction of Brazilian reais 55 million (Euros 10,259 thousand) was approved in Grifols Brasil. This amount has been returned to Grifols, S.A., reducing the value of the investment.

- On June 12, 2023, an additional capital increase of US Dollars 90,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 44,100 thousand (Euros 40,966 thousand). As of December 31, 2023, an amount of Euros 19,955 thousand from this capital increase remains outstanding to be paid (see Note 26). As of December 31, 2023, the share capital of the subsidiary amounts to US Dollars 210,000 thousand.

  Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders.

- As of January 1, 2023, Grifols, S.A has merged with Gripdan Invest, S.L. The value of the investment was Euros 24,583 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5).

- As of January 1, 2023, Grifols, S.A has merged with Grifols Escrow Issuer, S.A. The value of the investment was Euros 47,060 thousand and an impairment of Euros 44,393 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5).

(Continued on next page)

35 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In 2023, it has been registered an impairment of the investment in Grifols Viajes, S.A. amounting Euros 87 thousand, Grifols Argentina, S.A. amounting Euros 12,500 thousand, Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,269 thousand, Grifols Middle East & Africa LLC amounting Euros 50 thousand and Kiro Grifols, S.L. amounting Euros 6,766 thousand. Additionally, it has been registered a reversal of an impairment in Laboratorios Grifols amounting Euros 5,864 thousand, Grifols Egypt for Plasma Derivatives (S.A.E.) amounting Euros 6,010 thousand and Progenika Biopharma, S.A. amounting Euros 1,238 thousand. During 2022 the following main changes to Company investments in equity instruments took place: In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (hereinafter RSU plan) (see Note 28). In 2022, an amount of Euros 3,002 thousand were accrued as an increase in the Company’s investment by the Company in the respective affiliated companies with employees covered by this plan, deemed as a contribution from the shareholder. A monetary contribution of Euros 47 million was approved at the sole shareholder meeting of Grifols Escrow Issuer, S.A. This contribution was made by Grifols, S.A., the sole shareholder of the company. A monetary contribution of Euros 15 million was approved at the general shareholders’ meeting of Laboratorios Grifols, S.A. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. A monetary contribution of Euros 4 million was approved at the general shareholders’ meeting of Aigües Minerals de Vilajuïga, S.A.. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. A monetary contribution of Euros 1 million was approved at the general shareholders’ meeting of Grifols Viajes, S.A.. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. On 30 March 2022, a capital increase of US Dollars 45.000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 22,050 thousand (Euros 19,818 thousand). As of December 31, 2022, the share capital amounts US Dollars 120,000 thousand. Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders. On 7 June 2022 and as part of the Group’s reorganization, Grifols S.A. acquired the 100% of the shares of Chiquito Acquisition Corporation to Grifols Worldwide Operations Ltd. for an amount of US Dollars 136,744 thousand (Euros 128,451 thousand). At the same date, Grifols S.A. performed a contribution in kind of these shares to Grifols Shared Services North America Inc for the same amount. On 25 April 2022, Grifols, S.A. concluded the acquisition of Biotest AG with the purchase of a direct and indirect participation of 70.18% of its share capital. Biotest AG is the parent company of Biotest Group, which is composed of 17 companies. The operation was structured as follows: - On 22 April 2022, Grifols, S.A. completed the voluntary takeover bid to the minority shareholders of Biotest AG, which ended with the acquisition of 24,71% of Biotest AG capital, through the acquisition of 1,435,657 ordinary shares (43 euros per share) and 8,340,577 preferred shares (37 euros per share) for a total amount of Euros 370,335 thousand. - On 25 April 2022, Grifols S.A. acquired 100% of the shares of Grifols Biotest Holdings GmbH (formerly Tiancheng (Germany) Pharmaceutical Holdings AG) for Euros 872,514 thousand. Additionally, it acquired a subordinated loan of Euros 218,004 thousand (see Note 15). This company holds a direct participation of 45.47% of the share capital of Biotest AG.

36 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In 2022, it was registered an impairment of the investment in Grifols Brasil Ltda amounting Euros 9,229 thousand, Laboratorios Grifols, S.A. amounting Euros 55,325 thousand, Grifols Viajes, S.A. amounting Euros 923 thousand, Grifols Argentina, S.A. amounting Euros 856 thousand, Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,313 thousand, Grifols Egypt for Plasma Derivatives (S.A.E.) amounting Euros 6,010 thousand, Grifols Escrow Issuer, S.A. amounting Euros 44,391 thousand, Grifols Middle East & Africa LLC. amounting Euros 661 thousand and Progenika Biopharma, S.A. amounting Euros 1,238 thousand. (a) Investments in Group companies Details of investments in Group companies are provided in Appendix II. Subsidiaries’ activities comprise the following: - Industrial activity: consisting of the manufacture, preparation and sale of therapeutic products and other pharmaceutical specialities, particularly hemoderivatives and parenteral solutions, reagents, chemical products for use in laboratories and healthcare centres, and medical-surgical materials, equipment and instruments; the collection and analysis of products of biological origin, and the procurement of human plasma. - Commercial activity: consisting primarily of the marketing of products manufactured by the industrial Group companies. - Service activity: comprising the management of business trips for Group companies, the preparation and implementation of engineering projects for both the Group and third parties, and the rendering of centralised services such as accounting, human resources, marketing, etc. This activity also includes the reinsurance of the Group’s insurance policies. The percentage ownerships included in Appendix II reconcile with the voting rights the Company has in its subsidiaries, except for: Grifols Thailand, Ltd. (48% ownership) and Grifols Malaysia Sdn Bhd (30% ownership), in which the Company has majority voting rights through the type of shares it holds in Grifols Thailand, Ltd and a contract entered into with the other shareholder and the pledging of this shareholder’s shares in Grifols Malaysia. (i) Foreign currency The functional currencies of foreign operations are the currencies of the countries in which they are domiciled, except for Grifols Worldwide Operations Limited, the functional currency of which is the US Dollar. (ii) Impairment testing At the end of the year, the Company assesses whether there are signs of impairment in each of the investments in group companies and associates. For investments in group companies and associates with signs of impairment, an estimate of the recoverable value is made, based on the present value of 5-year future cash flows approved by Management that are estimated to be received from each investment in its functional currency, discounted at a discount rate that includes the inherent risk, considering the net financial position and converting the euros at the closing exchange rate. When estimating the recoverable value, Management considered the gross margin based on the past performance and the current situation, the ongoing investments, and the national market performance expectations. Cash flows estimated as of the year in which stable growth in the financial investments has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the industry reports forecasts and the countries where the investee companies operate. For the investment in Shanghai RAAS Blood Products Co. Ltd. (hereinafter, SRAAS), on December 29, 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (Haier) for the sale of a 20% shareholding in SRAAS for an amount of RMB 12,500 million at a share price of RMB 9.405

37

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

According to the fair value implicit in the financial terms of the transaction with Haier, there is no impairment of the investment in SRAAS as of December 31, 2023. The market capitalization of Shanghai RAAS Blood Products Co. Ltd as of December 31, 2023, amounts to Yuan 53,164 million (Yuan 42,737 million as of December 31, 2022).

	Haier transaction agreed share price	31/12/2023	Share price on acquisition date
SRAAS share price	CNY 9.405	CNY 8.00	CNY 7.91

The key assumptions used in impairment testing of the equity investments for 2023 were as follows:

	Perpetual growth rate	Pre-tax discount rate
Grifols Australia Pty Ltd.	2.3%	10.9%
Grifols Nordic AB	2.1%	9.1%
Grifols UK, Ltd.	1.5%	11.2%
Kiro Grifols, S.L.	1.6%	12.0%
Laboratorios Grifols, S.A.	1.6%	11.3%
Progenika Biopharma, S.A.	1.6%	11.5%
Grifols Worldwide Operations Ltd.	2.0%	9.8%
Grifols Brasil Ltda	2.0%	20.2%
Grifols Egypt for Plasma Derivatives (S.A.E.)	2.0%	17.8%

The discount rate used reflects specific risks relating to the equity investments and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

Only for those investments in companies that, due to the specific nature of their activity do not have estimates of future cash flows, impairment has been calculated by comparing their equity value at the end of the year with the net book value of the investment.

In 2023, as a result of the impairment test performed, the Company recorded an impairment of the investments in:

	Thousand Euros	
Investment	**Impairment**	**Reversal of impairment**
Laboratorios Grifols, S.A.	-	5,864
Grifols Viajes, S.A.	87	-
Grifols Argentina, S.A.	12,500	-
Aigües Minerals de Vilajuïga, S.A.	1,269	-
Grifols Middle East & Africa LLC.	50	-
Progenika Biopharma, S.A.	-	1,238
Kiro Grifols, S.L.	6,766	-
Grifols Egypt for Plasma Derivatives (S.A.E.)	-	6,010
Total	**20,672**	**13,112**

(Continued on next page)

38

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In the current economic context, the reasonably possible changes considered for equity investments are a variation in the discount rate (+/-50bps), as well as in the estimated perpetual growth rate (+/-50bps), with independent analysis.

The reasonably possible changes in key assumptions considered by management in the calculation of the equity investments recoverable amount would cause their carrying amount to exceed the recoverable amount as follows:

Potential impairment	Perpetual growth rate -50bps	Pre-tax discount rate +50bps
Laboratorios Grifols, S.A.	3%	11%
Kiro Grifols, S.L.	8%	12%

(b) Other Information

The subsidiaries with direct and indirect participation, will be audited/reviewed by the associates of KPMG International in the countries in which they are domiciled, except for Grifols Argentina, S.A. (audited by Alexia Consulting group, S.R.L.), Kiro Grifols, S.L. (audited by LKS Auditores, S.L.P.), Grifols France S.A.R.L. (audited by Deloitte & Associés), Grifols Polska Sp. z.o.o. (audited by Deloitte Assurance Sp. z.o.o.) and Squadron Reinsurance Designated Activity Company (audited by Deloitte Dublin).

AlbaJuna Therapeutics, S.L., Albimmune, S.L., Aigües Minerals de Vilajuïga, S.A., Araclon Biotech, S.L, Biotest Framaceutica Ltda., Biotest France SAS, Grifols Biotest Holdings GmbH, Grifols Japan, K.K., Grifols Korea Co. Ltd, Grifols Pyrenees Research Center, S.L., Grifols Viajes, S.A. and Plasmavita Healthcare II GmbH have not been audited.

All the financial assets in investments in equity instruments of group companies and associates have been classified as financial assets at cost.

(14) Financial Assets by Category

(a) Classification of financial assets by category

The classification of financial assets by category and class and a comparison of the fair value and the carrying amount are provided in Appendix III.

(b) Net losses and gains by category of financial asset

Net losses and gains by category of financial asset are as follows:

	Thousand Euros	
2023	Financial asset at amortised cost	Total
Finance income at amortised cost, Group companies	369,527	**369,527**
Finance income at amortised cost	10,219	**10,219**
Net gains in profit and loss	379,746	**379,746**
	379,746	**379,746**

(Continued on next page)

39

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros	
2022	**Financial asset at amortised cost**	**Total**
Finance income at amortised cost, Group companies	282,305	**282,305**
Finance income at amortised cost	8,905	**8,905**
Net gains in profit and loss	291,210	**291,210**
	291,210	**291,210**

(15) Investments and Trade Receivables

(a) Investments in Group companies

Details of investments in Group companies and related parties are as follows:

	Thousand Euros			
	2023		**2022**	
	Non-current	**Current**	**Non-current**	**Current**
Group				
Loans	7,231,679	13,076	7,144,755	103,269
Receivables, tax effect (Note 24)	-	29,179	-	14,771
Interest	-	5,629	-	4,993
	7,231,679	**47,884**	**7,144,755**	**123,033**

As of December 31, 2023, the Company has several loans with Group companies. The most significant loans are:

- Three subordinated loans with subsidiary entities that accrue interest at a market rate, with no due date established and an amount of Euros 3,412 million. The Company will not request the payment of these loans in the short term. One of them was signed during 2022 with Grifols Biotest Holdings GmbH and amounts Euros 218 million.
- Loans totaling Euros 3,833 million that accrue interest at a market rate (see Appendix III). The detail by maturity of these loans as of December 31, 2023 and 2022, is the following:

		Thousand Euros	
		2023	**2022**
Maturity	**Currency**	**Principal**	**Principal**
2023	Euros	-	103,269
2024	Euros	13,076	13,076
2025	Euros	1,850,932	1,850,932
2026	Euros	13,076	13,076
2027	Euros	1,955,667	1,855,667
		3,832,751	**3,836,020**

Interest correspond to the interests on the subordinated loans.

(Continued on next page)

40 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Investments Details of investments are as follows: Non-current Current Non-current Current Other current financial assets 423 - 449 - Financial instruments derivatives (Note 16) 1,043 20,884 26,977 11,536 Deposits and guarantees 1,248 33 1,773 33 2,714 20,917 29,199 11,569 Thousand Euros 2023 2022 Financial instruments derivatives as of December 31, 2023 and 2022, includes mainly an exchange rate derivative through equity account with financial entities (see Note 16). As of 31 December 2023 and 2022, Euros 943 thousand of guarantees and deposits are associated with leases with Centurion Real Estate SOCIMI, S.A., a related party of Grifols S.A. (see Note 26). (c) Trade and other receivables Details of trade and other receivables are as follows: 2023 2022 Current Current Group Trade receivables (Note 26) 50,952 50,198 Related parties Other receivables (Note 26) 5,609 - Unrelated parties Trade receivables 581 833 Other receivables 274 1,068 Personnel 127 171 Taxation authorities, income tax (Note 24) 12,303 2,486 Public entities, other (Note 24) 10,027 18,113 79,873 72,869 Thousand Euros As of December 31, 2023, the balance of other receivables with other related parties for an amount of Euros 5,609 thousand is a balance to be reimbursed by D. Victor Grifols Roura. This balance has been settled in January 2024. Taxation authorities, income tax and Public entities, other, as of December 31, 2023 and 2022, corresponds almost fully to the reimbursement of the value added tax. The Company files consolidated VAT and income tax returns and is the head of the consolidation group.

41 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (d) Amounts denominated in foreign currencies Details of monetary financial assets denominated in foreign currencies are as follows: 2023 US Dollar Other Total Trade and other receivables Trade receivables – current 153 - 153 Trade receivables from Group companies and associates – current 3,328 100 3,428 Other receivables - - - Total current financial assets 3,481 100 3,581 Total financial assets 3,481 100 3,581 Thousand Euros 2022 US Dollar Other Total Trade and other receivables Trade receivables – current 159 - 159 Trade receivables from Group companies and associates – current 2,820 130 2,950 Other receivables 2 - 2 Total current financial assets 2,981 130 3,111 Total financial assets 2,981 130 3,111 Thousand Euros Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Settled Outstanding Settled Outstanding Trade and other receivables Trade receivables – current 18 (6) (14) 9 Trade receivables from Group companies – current (1,094) 1 546 (124) Cash and cash equivalents Cash (856) - (409) - Total current financial assets (1,932) (5) 123 (115) Total financial assets (1,932) (5) 123 (115) 2023 2022 Thousand Euros

42

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(16) Financial derivatives

The Company uses financial derivatives to hedge against the risk that the future cash flows are exposed. In 2022, the Company considered that the requirements detailed in Note 4, regarding the registration and valuation rules, have been fulfilled in order to classify the financial instruments detailed below as hedging instruments.

The Company performs an analysis to assess to what extent the changes in the cash flows of the hedging instrument would offset the changes in the cash flows of the hedged item attributable to the risk that is intended to be hedged. Taking this analysis into account, the Company determines the existence of the economic relationship and the coverage ratio.

At the year-end, the Company analyses the ineffectiveness and assesses whether an economic relationship continues to exist or whether the set hedge ratio is appropriate. The possible sources of ineffectiveness considered by the Company to determine the hedging relationship and the hedge ratio are:

- The hedging instrument and the hedged item have different start dates and trade dates.
- The underlying of the hedged item and the hedging instrument are not homogeneous.

a) Cash flow hedge

As of 31 December 2023, the Company held the following hedging instruments:

				Thousand Dollars	Thousand Euros			
							Hedging instrument fair value	
Hedged item	Hedging instrument	Hedged risk	Type	Notional value	Due date[1]	Ineffectiveness recognised in profit or loss	Asset[2]	Liability
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	5,945	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	5,940	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	200,000	2024	-	7,919	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	205,000	2024	(620)	-	7,712
Energy price	Energy swap	Energy price	Energy swap		2032	(21)	1,529	-
							21,333	**7,712**

(1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account.

(2) The balance sheet caption "Short-term derivatives" includes Euros 594 thousand corresponding to the initial cost that is accrued over the life of the instrument.

(Continued on next page)

43

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of 31 December 2022, the Company held the following hedging instruments:

				Thousand Dollars	Thousand Euros			
						Ineffectiveness recognised in profit or loss	Hedging instrument fair value	
Hedged item	Hedging instrument	Hedged risk	Type	Notional value	Due date[1]		Asset[2]	Liability
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	10,095	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	10,091	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	200,000	2024	-	13,460	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	205,000	2024	96	3,534	3,990
							37,180	**3,990**

(1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account.

(2) The balance sheet caption "Short-term derivatives" includes Euros 1,333 thousand corresponding to the initial cost that is accrued over the life of the instrument.

The breakdown of the amounts recorded in equity and in the profit or loss account in 2023 and 2022 are as follows:

	Thousand Euros	
	2023	2022
Income and expense recognised directly in equity	15,175	(16,632)
Amounts transferred to the income statement		
Recycling of interest expense	1,150	6,671
Hedging reversal	1,520	721
Recycling of exchange rate differences	(16,799)	4,461

As of December 31, 2023 and 2022, cash flow hedges with their notional or contractual values, and their fair values, were as follows:

	Thousand Dollars	Thousand Euros		
	Notional value	2024	2025	Net fair value
Interest rate and/or currency swaps:				
Cash flow hedges	705,000	12,092	-	12,092
	705,000	**12,092**	**-**	**12,092**

	Thousand Dollars	Thousand Euros		
	Notional value	2023	2024	Net fair value
Interest rate and/or currency swaps:				
Cash flow hedges	705,000	10,203	22,987	33,190
	705,000	**10,203**	**22,987**	**33,190**

(Continued on next page)

44 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Cross-currency swaps The loan signed with the Group company, Grifols Escrow Issuer, S.A. amounting to US Dollars 687.4 million and maturing in October 2028, was hedged through currency swaps that convert the face value of the loan and the interest to be settled from US Dollars to Euros. During 2023, the hedge item has changed to the senior unsecured notes in US Dollars absorbed in the merger with Grifols Escrow Issuer, S.A. (see Note 5). The characteristics of the financial derivatives are as follows: On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. Regarding the financial derivative agreement dated on October 5, 2021, it was considered as a hedge instrument on 21 April 2022, being treated previously as a financial asset at fair value with changes in the profit or loss account. Up to that date, the impact on the profit or loss account of the fair value variations of such instrument amounted to an income of 16,646 thousand Euros, recorded under the disclosure "Fair value adjustments recognized in profit and loss" in the attached profit and loss statement. Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. (17) Non- currents assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation ("Haier") for the sale of a 20% equity stake in Shanghai RAAS (SRAAS) for an amount of RMB 12,500 million (approximately US Dollars 1,800 million), retaining a 6.58% stake in SRAAS. The completion of the transaction is subject to relevant regulatory approvals and confirmatory due diligence by the buyer. Both parties estimate that the closing of the transaction will occur in June 2024, although it could be postponed in the event that any regulatory approval is outstanding at that date. As part of the agreement with Haier, the parties agreed that Grifols will maintain a director on the Board of Directors of SRAAS. Grifols and SRAAS will modify the Exclusive Distribution Agreement with SRAAS to supply larger quantities of Albumin human serum in the Chinese market, to extend its current duration for an initial period of 10 years (until 2034), with SRAAS having the option to extend said term by an additional period of 10 years. Grifols and the buyer agree not to transfer any part of their shares in SRAAS for a period of 3 years after the closing of the transaction.

45 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Additionally, Grifols, S.A. commits to: - The achievement of an aggregate EBITDA in the group company Grifols Diagnostic Solutions (GDS) of US Dollars 850 million for the period 2024-2028 and if that EBITDA is not met, Grifols will compensate SRAAS with 45% of the remaining amount until reach that total amount. As of the preparation date of these annual accounts, no impact is expected for the Company associated with this commitment. - The distribution of 50% of the distributable profit in GDS to GDS shareholders in the period 2024-2028. - Under the voting proxy agreement, the Group will transfer the exercise of voting rights related to the 6.58% of shares in SRAAS retained by Haier for a period of 10 years from the payment of the transaction price by Haier. With this operation, Grifols maintains its presence in China, continues with its commercial agreements with SRAAS, and at the same time, fulfils its deleveraging commitment. As of December 31, 2023, the amount equivalent to 20% of the stake in SRAAS, which amounts to Euros 1,360 million, has been reclassified to the caption Non-current assets held for sale, given that Grifols has a firm commitment to sell said participation and that its sale is considered highly probable in application of NRV 7th . This reclassification has not had an impact on the income statement as of December 31, 2023, because the sales price less costs is higher than the book value. Likewise, the sale of said participation has not been considered as discontinued operations because it does not represent a business division, or a significant separated geographical area of operations. As of the date of preparation of these financial statements, the closing of the sale of the 20% investment in SRAAS is pending approval by the competition authorities. (18) Prepayments As of December 31, 2023 and 2022, prepayments include mainly insurance premium and maintenance prepayments. (19) Equity Details of equity and movement during the year are shown in the statement of changes in equity. (a) Capital As of December 31, 2023 and 2022, the share capital of Grifols S.A. amounts to Euros 119,603,705 and is represented by: - Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series, and which are ordinary shares of the Company. - Class B shares: 261,425,110 non-voting preference shares of Euros 0.05 par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. The main characteristics of the Class B shares are as follows: • Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. • Each Class B share holder is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols, S.A. ordinary share.

46 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) • Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. • In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. These shares are freely transferable. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests higher than 10% with voting rights as of December 31, 2023 and 2022. (b) Share premium This reserve is freely distributable. (c) Reserves Details of reserves and movement during the year are shown in Appendix IV. During 2022 the Company settled the 2020 RSU plan causing an increase of Euros 2,187 thousand in reserves. In 2023 the Company has settled the 2021 RSU plan leading to a rise of Euros 2,506 thousand in reserves. (i) Legal reserve The legal reserve has been appropriated in compliance with article 274 of the Spanish Companies Act, which requires that companies transfer 10% of profits for the year to a legal reserve until this reserve reaches an amount equal to 20% of share capital. As of December 31, 2023 and 2022, the legal reserve represents 20% of share capital. The legal reserve is not distributable to shareholders and if it is used to offset losses, in the event that no other reserves are available, the reserve must be replenished with future profits. (ii) Treasury stock and reserve for Company shares As of December 31, 2023, the Company held Class B treasury stock equivalent to 1.2% of its capital (1.3% of its capital as of December 31, 2022. Movement in Class A treasury stock during 2023 and 2022 has been as follows: Thousand Euros Euros Balance at 1 January 2022 3,944,430 89,959 - Balance at 31 December 2022 3,944,430 89,959 - Balance at 31 December 2023 3,944,430 89,959 - Number of Class A shares Nominal Average acquisition value

47 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Movement in Class B treasury stock during 2023 and 2022 has been as follows: Thousand Euros Euros Balance at 1 January 2022 5,070,530 74,229 - Acquisitions of Class B shares 500,000 3,459 6.92 Disposals of Class B shares (370,746) (5,427) - Balance at 31 December 2022 5,199,784 72,261 - Disposals of Class B shares (681,585) (9,472) - Balance at 31 December 2023 4,518,199 62,789 - Number of Class B shares Nominal Average acquisition value During 2022 the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 142,952 were given to Company employees (see Note 28). During 2023 the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 50,784 were given to Company employees (see Note 28). (iii) Differences on redenomination of capital to Euros This reserve is not distributable. (iv) Voluntary reserves These reserves are freely distributable. (d) Other own equity instruments In this caption is recorded the outstanding amount for employee remuneration linked to the stock value and settled in equity instruments (see details in Note 28). (20) Other Provisions, Other Guarantees with Third Parties and Other Contingent Liabilities (a) Contingencies Contingent liabilities for bank and other guarantees are disclosed in Note 22. The Company does not expect any significant liabilities to arise from these guarantees. (b) Commitments with employees The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2023 amounted to Euros 207 thousand (Euros 206 thousand for 2022). In the event of a takeover, the Company has agreements with 16 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Company has three contracts with 4 members of Senior management who will receive a termination benefit ranging from one to two years’ salary, depending on the circumstances.

48

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Guarantees

As of December 31, 2023 and 2022, the Company is guarantor in several contracts signed by its directly or indirectly participated companies, in the normal course of operations. As of December 31, 2023 and 2022, no liability associated with such guarantees is expected to arise. In particular, Grifols, S.A. acts as guarantor of the commitments acquired by a Group entity for the purchase of the 28 plasma centers to a third independent party (ImmunoTek) by an amount of US Dollars 557 million as of December 31, 2023 (US Dollars 580 million as of December 31, 2022). Grifols, S.A., through its subsidiary Grifols Shared Services North America, LLC. acts as guarantor for five plasma center lease agreements held by ImmunoTek that are not subject to this collaboration agreement up to an amount of US Dollars 50 million.

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares. The agreement included a contingent consideration in the form of a minimum guarantee equivalent to the product of: (i) the difference between the accumulated EBITDA from 2019 to 2023 and US Dollars 1,300 million, and (ii) the percentage of SRAAS's participation in GDS (45%). Both at the initial moment and in each fiscal year, the fair value of the financial liability has been nil, and in the year 2023, there has been no settlement for this contingent consideration.

(d) Other commitments

On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization ("NSPO") through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of December 31, 2023, no amount has been recognized for these options as they are not significant.

(21) Financial Liabilities by Category

(a) Classification of financial liabilities by category

The classification of financial liabilities by category and class and a comparison of the fair value with the carrying amount are provided in Appendix V.

(b) Net losses and gains by financial liability category

Net losses and gains by financial liability category are as follows:

	Thousand Euros	
2023	**Financial liabilities at amortised cost**	**Total**
Finance costs at amortised cost, third parties	(235,087)	**(235,087)**
Finance costs at amortised cost, Group companies	(302,222)	**(302,222)**
Net losses in profit and loss	(537,309)	**(537,309)**
	(537,309)	**(537,309)**

(Continued on next page)

49

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2022	Thousand Euros Financial liabilities at amortised cost	Total
Finance costs at amortised cost, third parties	(108,132)	**(108,132)**
Finance costs at amortised cost, Group companies	(293,853)	**(293,853)**
Net losses in profit and loss	(401,985)	**(401,985)**
	(401,985)	**(401,985)**

(22) Payables and Trade Payables

(a) Group companies and associates

Details of Group companies and associates are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Group				
Payables	4,673,555	19,955	6,419,171	60
Payables, tax effect (Note 24)	-	16,991	-	21,400
Interest	-	27,753	-	40,260
	4,673,555	**64,699**	**6,419,171**	**61,720**

During 2022, Grifols, S.A. formalized a loan with the group company Grifols Escrow Issuer, S.A. in two tranches for an amount of Euros 1,366 million and US Dollars 687 million with maturity date 2028 and an annual interest of 3.875% and 4.75% respectively. During 2023, this loan has been cancelled as a result of the merger with Grifols Escrow Issuer, S.A., see Note 5.

Details of payables to Group companies do not include trade payables to Group companies, details of which are provided in section d) of this Note.

(b) Payables

Details of payables are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Unrelated parties				
Promissory notes	4,571,059	30,170	2,556,641	12,554
Loans and borrowings	1,308,026	59,924	1,340,473	50,887
Interest	-	8,618	-	10,012
Finance lease payables (Note 9)	27	25	52	391
Financial instruments derivatives (Note 16)	-	7,712	3,990	-
Payables	213	521	576	942
	5,879,325	**106,970**	**3,901,732**	**74,786**

(Continued on next page)

50

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i) Promissory notes – Senior notes

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and bear an annual interest rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

On 15 November 2019, as part of Group's debt refinancing process, Grifols, S.A. closed the issuance of Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These Notes will mature in 2027 and 2025 and bear an annual interest rate of 2.25% and 1.625%, respectively. The Notes were admitted to listing on the Irish Stock Exchange. On 2 December 2021, Grifols, S.A. announced a cash tender offer of 100% of the principal amount plus the accrued and unpaid interests of the Senior Secured Notes up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022. The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the new credit contract (New Credit Facilities). The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

As of January 1, 2023, following the merger with Grifols Escrow Issuer, S.A. (see Note 5), two unsecured senior corporate bonds with a total value of Euros 1,400 million and US Dollars 705 million have been incorporated. These bonds will mature in 2028 and bear an annual interest rate of 3.875% and 4.75%, respectively.

The detail by maturity of the principal as of December 31, 2023 and 2022, is the following:

			Thousand Euros	
			2023	2022
	Maturity	Currency	Principal	Principal
Senior Unsecured Notes	2025	Euros	1,000,000	1,000,000
	2028	Euros	1,400,000	-
	2028	USD	638,009	-
Senior Secured Notes	2025	Euros	837,856	837,856
	2027	Euros	739,609	739,609
		Total	**4,615,474**	**2,577,465**

(ii) Loans and borrowings

Between 2017 and 2018, Grifols, S.A. obtained two loans from the European Investment Bank amounting Euros 85,000 thousand each one, that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of two years. As of December 31, 2023, the carrying amount of the loans obtained from the European Investment Bank totalled Euros 95,625 thousand (Euros 116,875 thousand as of December 31, 2022).

Senior Secured Debt

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. For Grifols, S.A. the new senior debt consists of a Term Loan B ("TLB"), which amounts to Euros 1,360 million with a margin of 2.25% over Euribor, maturity in 2027 and quasi-bullet repayment structure.

(Continued on next page)

51 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The detail by maturity of the principal as of December 31, 2023 and 2022, is the following: 2023 2022 Maturity Currency Principal Principal 2023 Euros - 3,269 2024 Euros 13,076 13,076 2025 Euros 13,076 13,076 2026 Euros 13,076 13,076 2027 Euros 1,216,058 1,216,058 Total 1,255,286 1,258,555 Thousand Euros As of December 31, 2023, the Tranche B in US Dollars obtained by Grifols Worldwide Operations USA, Inc. amounting Euros 2,088,578 thousand, and the revolving loan obtained by Grifols Worldwide Operations Ltd. amounting Euros 360,249 thousand, are guaranteed by Grifols, S.A. and other group companies, that together with Grifols, S.A. represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. As of December 31, 2023 and 2022, the Group complies with the covenants in the contract. (c) Other information on payables (i) Main characteristics of payables The terms and conditions of loans and payables are provided in Appendix VII. Non-current and current promissory notes are presented net of loan arrangement costs. As of December 31, 2023, these costs amount to Euros 44,415 thousand (Euros 20,824 thousand as of December 31, 2022). Non-current and current loans and borrowings are presented net of loan arrangement costs. As of December 31, 2023, these costs amount to Euros 11,464 thousand (Euros 14,330 thousand as of December 31, 2022). Additionally to the guarantees disclosed in section b) of this Note, the Company has extended guarantees to banks on behalf of Group companies for Euros 654 million as of December 31, 2023, (Euros 670 million as of December 31, 2022). (d) Trade and other payables Details of trade and other payables are as follows: 2023 2022 Current Current Group Suppliers (Note 26) 9,731 9,235 Related parties Suppliers (Note 26) 2,675 4,757 Unrelated parties Suppliers 66,690 54,055 Personnel 29,249 11,541 Public entities, other (Note 24) 4,091 3,399 112,436 82,987 Thousand Euros

52

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Classification by maturity

The classification of financial liabilities by maturity is included in Appendix VI.

(f) Amounts denominated in foreign currencies

The Euro value of monetary financial liabilities denominated in foreign currencies is as follows:

	Thousand Euros				
	2023				
	US Dollar	Chinese Yuan	Brazilian Real	Other currencies	Total
Non-current payables					
Promissory notes	638,009	-	-	-	**638,009**
Total non-current liabilities	638,009	-	-	-	**638,009**
Current payables					
Promissory notes	6,314	-	-	-	**6,314**
Group companies and associates, current	19,956	-	-	-	**19,956**
Trade and other payables					
Suppliers	16,460	-	1	77	**16,538**
Suppliers, Group companies	2	298	308	61	**669**
Total current liabilities	42,732	298	309	138	**43,477**
Total financial liabilities	**680,741**	**298**	**309**	**138**	**681,486**

	Thousand Euros				
	2022				
	US Dollar	Chinese Yuan	Brazilian Real	Other currencies	Total
Group companies and associates, non-current	644,536	-	-	-	**644,536**
Total non-current liabilities	644,536	-	-	-	**644,536**
Current payables					
Other financial liabilities	144	-	-	-	**144**
Group companies and associates, current	5,471	-	-	-	**5,471**
Trade and other payables					
Suppliers	1,810	-	1	54	**1,865**
Suppliers, Group companies	92	218	292	78	**680**
Total current liabilities	7,517	218	293	132	**8,160**
Total financial liabilities	**652,053**	**218**	**293**	**132**	**652,696**

(Continued on next page)

53 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Settled Outstanding Settled Outstanding Non- Current payables Promissory notes - 571 - - Group companies and associates, non-current 810 - 12,795 - Total non-current liabilities 810 571 12,795 - Current payables Promissory notes 866 (222) - - Loans and borrowings (377) - (326) - Group companies and associates, current 142 529 (1,229) 299 Trade and other payables Current payables to suppliers (149) 391 (496) 167 Current group payables to suppliers 17 30 (2,000) - Total current liabilities 499 728 (4,051) 466 Total financial liabilities 1,309 1,299 8,744 466 Thousand Euros 2023 2022 (g) Other guarantees to group companies and associates In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland). (23) Late Payments to Suppliers. "Reporting Requirement". Second Additional Provision of Law 31/2014 of 4 December 2014 In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed: 2023 2022 Weighted average maturity period 61 56 Ratio of payments 61 57 Ratio of outstanding invoices 55 50 2023 2022 Total payments 303,671 306,701 Outstanding invoices 29,399 35,957 Days Thousand Euros

54

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detailed information about the invoices paid in a shorter period than the maximum established by the aforementioned Law is as follows:

	2023	2022
Payments monetary value (thousand Euros)	188,873	178,718
Percentage over the total monetary value paid to suppliers	62%	58%
Number of invoices paid	4,861	5,276
Percentage of the total number of invoices paid to suppliers	25%	25%

(24) Taxation

Details of balances with public entities are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Assets				
Deferred tax assets	49,593	-	9,150	-
Current tax assets	-	12,303	-	2,486
Value added tax and similar taxes	-	10,027	-	18,113
	49,593	**22,330**	**9,150**	**20,599**
Liabilities				
Deferred tax liabilities	4,907	-	2,580	-
Social Security	-	1,266	-	1,265
Withholdings	-	2,825	-	2,134
	4,907	**4,091**	**2,580**	**3,399**

Details by company of intercompany receivables and payables resulting from the tax effect of filing consolidated tax returns are as follows:

	Thousand Euros	
	2023	2022
	Current	Current
Receivables (Note 15)		
Instituto Grifols, S.A.	21,796	8,067
Biomat, S.A.	38	44
Grifols International, S.A.	1,350	1,082
Grifols Movaco, S.A.	5,500	4,776
Grifols Viajes, S.A.	95	80
Grifols Engineering, S.A.	400	275
Gripdan Invest, S.L	-	447
	29,179	**14,771**

(Continued on next page)

55 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) 2023 2022 Current Current Payables (Note 22) Biomat, S.A. 376 427 Grifols Viajes, S.A 16 25 Instituto Grifols, S.A. 6,612 10,372 Laboratorios Grifols, S.A. 2,985 3,263 Grifols Movaco, S.A 589 492 Albimmune, S.L. 138 - Grifols Engineering, S.A. 294 396 Grifols International, S.A. 618 257 Aigües Minerals de Vilajuïga, S.A. 130 141 Diagnostic Grifols, S.A. 3,080 4,654 Araclon Biotech, S.L. 2,153 1,129 Grifols Escrow Issuer, S.A. - 244 16,991 21,400 Thousand Euros Balances receivable and payable as of December 31, 2023 and 2022, comprise accrued income tax and value added tax. The Company has the following main applicable taxes open to inspection by the Spanish taxation authorities: Tax Years open to inspection Income tax 2017-2023 Value added tax 2018-2023 Personal income tax 2018-2023 Capital gains tax 2019-2023 Tax on Economic Activities 2020-2023 Social Security 2020-2023 Non-residents 2018-2023 Customs duties 2020-2023 Years open to tax inspection: Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. In 2022 Grifols, S.A., was notified of an inspection for corporate income tax from 2017 to 2019 and VAT and withholding tax from 2018 to 2019. The Company management does not expect any significant liability to derive from these inspections.

56 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (a) Income tax The Company files consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Araclon Biotech, S.L., Aigües Minerals de Vilajuïga S.A. and Biotest Medical, S.L.U. Law 38/2022 has incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%. As of December 31, 2023, the amount recognized in deferred tax assets as a result of this limitation was Euros 37,462 thousand. In the following tax periods, this deferred asset will be integrated into the tax base in equal parts in each of the following ten tax periods beginning on January 1, 2024. From tax year 2024, the deferred asset recognized for Euros 37,462 thousand, will be reverted over the next 10 years at a rate of Euros 3,746 thousand annually. In 2021, the OECD published the Model Rules of Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform tackles the geographical allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%. On December 15, 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. It is expected that EU member states will transpose the Directive into their domestic legislation by the end of 2023. As of December 31, 2023, Spain has approved the Draft Law that transposes the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024. On May 23, 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for accounting periods starting from January 1, 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances resulting from the implementation of Pillar 2 legislation. The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities arising from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption provided in paragraph 98M of the amendments to IAS 12 to avoid providing detailed information on the modifications for transitional periods beginning on January 1, 2023. As of December 31, 2023, the Group continues to assess the implications of Pillar 2 reforms, including quantifying the impact on current tax due to the approval of the regulations. The assessment of potential exposure to Pillar 2 income taxes is based on the most recent tax returns, country-by-country reports, and financial statements of the Group's constituent entities. According to the assessment, effective tax rates of Pillar 2 in most jurisdictions where the Group operates are above 15%. However, there are a limited number of jurisdictions where the safe harbor transitional exemption does not apply, and the effective tax rate of Pillar 2 is close to 15%. The Group does not expect significant exposure to Pillar 2 income taxes in those jurisdictions. A reconciliation of net income and expenses for the year with the taxable income is provided in Appendix VIII. The relationship between the tax income and accounting profit for the year is shown in Appendix IX.

57

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the tax income recognised in the income statement are as follows:

	Thousand Euros	
	2023	2022
Current tax		
Current year	(43,408)	(50,065)
	(43,408)	(50,065)
Deferred tax		
Source and reversal of temporary differences		
Property, plant and equipment	(302)	(36)
Limitation on the offsetting of tax losses	(37,462)	-
Others	(1,594)	1,157
	-	
Deductions generated	(1,473)	(2,277)
Deductions applied	6,139	1,923
Adjustment of deductions in prior years	(202)	27
Other corporate income tax expenses	(273)	701
Non-deductible provisions	7,000	7,000
	(71,575)	**(41,570)**

Details of deferred tax assets and liabilities by type of asset and liability are as follows:

	Thousand Euros					
	Assets		Liabilities		Net	
	2023	2022	2023	2022	2023	2022
Property, plant and equipment	33	61	(3,662)	(960)	(3,629)	(899)
Limitation on the offsetting of tax losses	37,462	-	-	-	37,462	-
Grants	-	-	-	(26)	-	(26)
Restricted share unit retention plan	1,122	-	-	-	1,122	-
Provisions	7,544	1,195	-	-	7,544	1,195
Derivatives	-	-	(1,245)	(1,594)	(1,245)	(1,594)
Rights to tax deductions and credits	3,432	7,894	-	-	3,432	7,894
Total assets/liabilities	**49,593**	**9,150**	**(4,907)**	**(2,580)**	**44,686**	**6,570**

Grifols, S.A estimates that the total of rights to tax deductions and credits recognized in the balance as of December 31, 2023, will recover within 10 years.

In accordance with prevailing tax legislation in Spain, share-based payments to employees are income tax deductible for the intrinsic amount of the share options when they are exercised, thus giving rise to a deductible temporary difference for the difference between the amount the taxation authorities will admit as a future deduction and the zero carrying amounts of the share-based payments. At the close of the reporting period, the Company estimates the future tax deduction based on the price of the shares at that time. The amount of the tax deduction is recognised as current or deferred income tax with a balancing entry in the income statement.

(Continued on next page)

58

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of deferred tax assets and liabilities that are expected to be realised or reversed in periods exceeding 12 months are as follows:

	Thousand Euros	
	2023	2022
Deferred tax assets relating to temporary differences	34,167	609
Total assets	34,167	609
Deferred tax liabilities	4,184	29
Net	**29,983**	**580**

(b) Value added tax

Since 1 January 2008, the Company has filed consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A, Diagnostic Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Aigües Minerals de Vilajuïga, S.A. and Araclón Biotech, S.L.

(25) Environmental Information

Details as of December 31, of property, plant and equipment used to minimise the Company's impact on the environment are as follows:

	Thousand Euros		
	2023		
Description	Cost	Accumulated depreciation	Net
Sewage treatment	114	(104)	10
Water saving	330	(317)	13
Electricity saving	2,193	(1,447)	746
Waste management	583	(393)	190
Others	3,041	(1,011)	2,030
	6,261	**(3,272)**	**2,989**

	Thousand Euros		
	2022		
Description	Cost	Accumulated depreciation	Net
Sewage treatment	124	(112)	12
Water saving	330	(316)	14
Electricity saving	2,077	(1,425)	652
Waste management	516	(366)	150
Others	2,108	(778)	1,330
	5,155	**(2,997)**	**2,158**

Environmental expenses amounted to Euros 262 thousand in 2023 (Euros 265 thousand in 2022).

(Continued on next page)

59 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (26) Related Party Balances and Transactions (a) Related party balances Details of balances receivable from and payable to Group companies and related parties and the main characteristics are disclosed in Notes 15 and 22. Details of balances by category are provided in Appendix X. (b) Related party transactions Details of the Company’s transactions with related parties are provided in Appendix XI. Services are normally negotiated with Group companies to include a mark-up of between 5% and 10%. The Company contributes 0.7% of pre-tax consolidated profits for each year to a non-profit organisation. Transactions with other related parties are conducted at arm’s length. (c) Information on the Company's directors and senior management personnel In 2023 the independent members of the Company’s board of directors accrued Euros 825 thousand in their capacity as such (Euros 963 thousand in 2022). In 2023, the proprietary director’s total accrued remuneration amounted to Euros 965 thousand (Euros 965 thousand in 2022). The members of the Company’s board of directors who have a labour relationship with the Company and senior management personnel accrued Euros 5,328 thousand and Euros 17,046 thousand, respectively (Euros 2,500 thousand and Euros 6,201 thousand in 2022). Members of the board of directors have not received any loans or advances nor has the Company extended any guarantees on their behalf. The Company has no pension or life insurance obligations with its former or current directors or senior management personnel. In addition, termination benefit commitments are in place for certain Company directors and senior management personnel (see Note 20). During 2023, the Company has paid insurance premiums for civil liability of directors amounting to Euros 1,113 thousand (Euros 1,216 thousand in 2022). (d) Conflicts of interest concerning the directors The directors of the Company and their related parties have had no conflicts of interest requiring disclosure in accordance with article 229 of the Revised Spanish Companies Act. (27) Income and Expenses (a) Revenues Details of revenues by category of activity and geographical market are shown in Appendix XII.

60 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Supplies Details of other supplies used are as follows: (c) Employee benefits expense and provisions Details of employee benefits expense are as follows: 2023 2022 Employee benefits expense Social Security payable by the Company 13,378 12,315 Defined contribution plan contributions 207 206 Other employee benefits expenses 2,510 2,673 Provisions - 152 16,095 15,346 Thousand Euros (28) Employee Information The average headcount of the Company, distributed by department, is as follows: 2023 2022 Technical area 156 137 Administration and other 567 586 General management 75 81 798 804 Number 2023 2022 Other supplies used Purchases of spare parts 5,555 8,889 Change in inventories (1,311) (1,815) 4,244 7,074 Thousand Euros

61

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of December 31, 2023 and 2022 the distribution by gender of Company personnel and the members of the board of directors is as follows:

	Number			
	2023		2022	
	Female	Male	Female	Male
Directors	4	7	4	8
Technical area	112	41	112	42
Administration and other	188	368	207	418
General management	41	36	42	33
	345	**452**	**365**	**501**

As of December 31, 2023, Senior Management employees are included in the Administration and other category (3 men and 1 woman) and in the General management category (6 men and 1 woman). As of December 31, 2022, Senior Management employees are included in the Technical Area category (1 woman), in the Administration and other category (1 man and 1 woman), and in the General management category (6 men and 1 woman).

The average number of Company employees with disability rating of more than 33% distributed by department, is as follows:

	Number	
	2023	2022
Technical area	3	2
Administration and other	9	12
General management	1	1
	13	**15**

Remuneration to employees referenced to the share value:

- Remuneration plan referenced to the value of the share settled in equity instruments / RSUs

  For the annual bonus, the Group established a Restricted Stock Plan (hereinafter RSU) for certain employees. With this plan, the employee can choose to receive up to 50% of their annual bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Company will match it with an additional contribution of 50% in RSU. Grifols Class B shares and Grifols ADS are valued as of the date the bonus is granted. If an eligible employee leaves the company or is terminated before the vesting period, he or she will not be entitled to the additional RSUs. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or ADS (American Depositary Share representing 1 Class B Share).

  During 2022, the Company settled the 2020 RSU plan in the amount of Euros 8,128 thousand, of which Euros 3,175 thousand correspond to Grifols S.A. employees. During 2023, the Company settled the 2021 RSU plan in the amount of Euros 2,464 thousand, of which Euros 666 thousand correspond to Grifols S.A. employees.

  This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of December 31, 2023, is Euros 5,696 thousand (Euros 7,303 thousand as of December 31, 2022).

(Continued on next page)

62

GRIFOLS, S.A.

Notes to the Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Remuneration plan referenced to the value of the share settled in equity instruments / Stock options

In May 2023, the Board of Directors approved proposing to the Ordinary General Meeting scheduled for June 16, 2023, which also approved it, a long-term incentive plan based on the granting of stock options for certain executive directors, members of senior management of Grifols and its subsidiaries. The plan is valid for four years for each beneficiary, from the date of entry into force where, 40% of the options granted will be consolidated (provided that the conditions for their consolidation are met) at the end of the second year of the plan and the remaining 60% will be consolidated (provided that the conditions for its consolidation are met) at the end of the fourth year of the plan. A maximum of 4,000,000 share options will be granted, which represent the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for consolidation of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, the settlement is subject to compliance with specific, predetermined and quantifiable objectives, related to metrics. financial and non-financial, in order to reward the creation of value through the achievement of the objectives set in the plan. The Company will allocate the shares that it currently owns in treasury stock or that it may own to cover the needs of the plan.

This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of December 31, 2023, is Euros 2,586 thousand.

Settlement date	Number of shares assigned	Unitary fair value (euros)
2025	1,148,000	3.05
2027	1,722,000	2.85

Additionally, there is a special remuneration plan linked to the stock value settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share, expiring in 2024 and 2025.

Settlement date	Number of shares assigned	Unitary fair value (euros)
28/02/2024	180,000	2.39
22/02/2025	700,000	1.08
28/02/2025	270,000	2.19

- Remuneration plan referenced to the value of the share settled in cash

In May 2023, the Board of Directors of Grifols, S.A. has approved a new long-term incentive plan based on restricted stock units (RSU) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be liquidated at the end of the second year of the plan and the remaining at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols as of the date of liquidation of the plan and, in addition, said liquidation is subject to compliance with performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of Class A shares during the five (5) business days prior to settlement.

As of December 31, 2023, the accumulated value recognized as liability amounts to Euros 1,610 thousand and is included in the caption "Trade creditors and other accounts payable".

Settlement date	Number of shares assigned as of 31 December 2023	Unitary fair value (euros)
2025	278,400	13.22
2027	278,400	11.08

(Continued on next page)

63 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (29) Audit Fees In 2023 the Company’s annual accounts auditor, Deloitte S.L., invoiced the Company for audit services that amounted a total of Euros 98 thousand (Euros 84 thousand in 2022). During 2023 and 2022 the fees related to audit services and other services invoiced by the Company’s auditor, Deloitte, S.L., or for a company associated to the auditor by control, common property or management to the Company and the associated companies have been the following: 2023 2022 Audit services 189 84 Non-audit services Other services required by the regulations - - Other assurance services - - Tax services - 18 Other services - - Total professional services 189 102 Thousand Euros Fees by Deloitte S.L. or member firms of its network The 18 thousand euros in 2022 of the table above were rendered to associated companies to the Company for a controlling relationship. The amounts in the above table include the total fees for services rendered in 2023 and 2022, irrespectively of the date of invoice.

64 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (30) Subsequent events On January 9, 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: Communication and collaboration with the Spanish regulator (CNMV). Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website: (https://www.grifols.com/es/informacion-relevante). Clear and transparent communication with our teams and employee representatives, including major unions. Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. The company filed a complaint1 in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. Following the information published by Gotham City Research LLC regarding the accounting and financial information of Grifols, S.A. and its subsidiaries, the National Securities Market Commission (CNMV), in the exercise of its supervisory powers, has made various requests for information to the Group. The parent company has provided comprehensive responses to the received requests, although as of authorised for issue date of these annual accounts, the supervisory process has not concluded. As stated in Note 17, Grifols and Haier Group Corporation ("Haier") entered into a Strategic Alliance Agreement and Share Purchase Agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier. On February 29, 2024, the contractually established period for the parties to conduct the confirmatory due diligence has successfully concluded. Consequently, the completion of the transaction is subject to obtaining the pending ordinary regulatory approvals, and it is expected that the transaction will be finalized during the first half of the year 2024. 1 Official communication on the lawsuit filed: https://www.cnmv.es/webservices/verdocumento/ver?t=%7b3498d0f6-c93e-4f95-8add-001b02c1cf28%7d

This appendix forms an integral part of Note 7 to the annual accounts, in conjunction with which it should be read. Appendix I 1 of 2 GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2023 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2023 7,082 4,391 8,850 30,122 6,099 31,329 87,873 Additions - - 37 182 1,783 159 2,161 Disposals - - (11) - - - (11) Transfers - - 900 190 (1,435) (924) (1,269) Cost at 31 December 2023 7,082 4,391 9,776 30,494 6,447 30,564 88,754 Accumulated amortisation at 1 January 2023 - (234) (7,549) (18,782) - (25,763) (52,328) Amortisations - (88) (272) (1,590) - (2,893) (4,843) Disposals - - 11 - - - 11 Transfers - - - - - 930 930 Accumulated amortisation at 31 December 2023 - (322) (7,810) (20,372) - (27,726) (56,230) Carrying amount at 31 december 2023 7,082 4,069 1,966 10,122 6,447 2,838 32,524

This appendix forms an integral part of Note 7 to the annual accounts, in conjunction with which it should be read. Appendix I 2 of 2 GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2022 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2022 7,082 4,391 8,816 29,277 6,450 29,712 85,728 Additions - - 17 179 3,205 1,486 4,887 Disposals - - (4) - - - (4) Transfers - - 21 666 (3,556) 131 (2,738) Cost at 31 December 2022 7,082 4,391 8,850 30,122 6,099 31,329 87,873 Accumulated amortisation at 1 January 2022 - (146) (7,304) (17,234) - (22,601) (47,285) Amortisations - (88) (248) (1,548) - (3,162) (5,046) Disposals - - 3 - - - 3 Accumulated amortisation at 31 December 2022 - (234) (7,549) (18,782) - (25,763) (52,328) Carrying amount at 31 december 2022 7,082 4,157 1,301 11,340 6,099 5,566 35,545

Appendix II
1 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [(1)]	Dividends received in 2023
Alkahest, Inc.	United States	Research	--	100.000	100.000	37,768	(246,002)	(3,904)	--	(65,277)	(277,415)	--	--
Kiro Grifols, S.L. (formerly Kiro Robotics S.L.)	Spain	Research	99.700	0.300	100.000	3	(73)	--	--	(3,815)	(3,885)	40,150	--
Progenika Biopharma, S.A.	Spain	Industrial	91.875	8.125	100.000	615	35,427	17	--	4,997	41,056	79,636	--
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	483,653	1,448	--	221,330	707,969	2,986	--
Diagnostic Grifols, S.A.	Spain	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	130,470	194	--	7,936	138,937	--	--
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	32,187	384	--	8,124	43,100	4,289	--
Laboratorios Grifols, S.A.	Spain	Industrial	98.600	1.400	100.000	21,798	5,993	326	--	4,585	32,702	57,478	--
Biomat,S.A.	Spain	Industrial	99.900	0.100	100.000	60	3,791	111	--	821	4,783	171	--
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	65,457	4,380	--	8,034	80,731	7,240	--
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	4,444	82	--	55	4,641	142	--
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	853	--	--	(126)	787	725	--
Araclon Biotech, S.L.	Spain	Research	--	75.850	75.850	12	(2,352)	--	--	(2,251)	(4,591)	--	--
Grifols Worldwide Operations USA Inc.	United States	Industrial	--	100.000	100.000	--	44,985	4,595	--	2,095	51,675	--	--
Grifols Chile, S.A.	Chile	Commercial	99.000	1.000	100.000	385	25,210	(6,570)	--	4,982	24,007	390	--
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	956	36,972	(27,569)	--	(9,569)	790	--	--
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	9,825	6	--	773	11,116	6	--
Grifols, s.r.o.	Czech Republic	Commercial	100.000	--	100.000	52	9,415	475	--	3,444	13,386	52	--
Grifols USA, LLC	United States	Commercial	--	100.000	100.000	562	234,099	1,881	--	100,491	337,033	--	--
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	--	100.000	4	10,305	(320)	--	363	10,352	21,546	--
Grifols Italia, S.p.A.	Italy	Commercial	100.000	--	100.000	2,496	9,760	13	--	3,506	15,775	5,329	--
Grifols Brasil, Lda.	Brazil	Commercial	99.9996	0.0001	100.000	65,264	(20,440)	(11,807)	--	12,912	45,929	31,605	--
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	6,114	--	--	2,118	8,890	658	--
Biomat USA, Inc.	United States	Industrial	--	76.210	76.210	--	812,887	63,761	--	41,568	918,216	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
2 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered office	Activity	% ownership Dir	% ownership Ind	% ownership Total	Thousand Euros Share capital	Thousand Euros Reserves	Thousand Euros Other equity items	Thousand Euros Interim dividends	Thousand Euros Profit/(loss) for the year	Thousand Euros Total equity	Carrying amount of investment [(1)]	Dividends received in 2023
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	Ireland	Services	--	100.000	100.000	635	94,011	(1,180)	--	12,805	106,271	--	--
Grifols Biologicals, LLC.	United States	Industrial	--	100.000	100.000	--	179,855	33,658	--	21,150	234,663	--	--
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	United States	Services	100.000	--	100.000	--	2,234,296	556,413	--	144,407	2,935,116	1,346,496	--
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	--	100.000	362	14,403	1,407	--	1,520	17,692	972	--
Grifols (Thailand), Ltd.	Thailand	Commercial	--	48.000	48.000	61	8,220	568	--	1,234	10,083	--	--
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	--	49.000	49.000	30	6,954	(581)	--	1,667	8,070	--	--
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	--	100.000	11	4,196	217	--	671	5,095	11	--
Grifols México, S.A. de CV	Mexico	Commercial	100.000	--	100.000	490	23,429	315	--	2,470	26,704	696	--
Grifols Australia Pty Ltd	Australia	Industrial	100.000	--	100.000	1,695	10,822	(2,238)	--	995	11,274	34,983	--
Medion Grifols Diagnostic AG	Switzerland	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	14,332	2,334	--	3,507	22,660	--	--
Grifols Colombia, Ltda.	Colombia	Commercial	99.990	0.010	100.000	823	653	(347)	--	(67)	1,062	575	--
Grifols Nordic AB	Sweden	Commercial	100.000	--	100.000	10	4,154	(365)	--	509	4,308	5,151	--
Grifols Deutschland, GmbH	Germany	Commercial	100.000	--	100.000	25	17,547	(100)	--	6,763	24,235	7,164	--
Grifols Therapeutic LLC.	United States	Industrial	--	100.000	100.000	(2,886)	747,700	343,363	--	180,793	1,268,970	--	--
Grifols Worldwide Operations Limited	Ireland	Industrial	100.000	--	100.000	--	550,932	45,777	11,302	(161,883)	446,128	513,087	--
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	China	Commercial	100.000	--	100.000	1,000	13,696	(640)	--	2,447	16,503	1,025	--
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	United States	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	--	3,676,836	138,656	--	106,706	3,922,198	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
3 of 8

GRIFOLS, S.A.

**Information on Group Companies, Associates and others
31 December 2023**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	**Registered office**	**Activity**	**Dir**	**Ind**	**Total**	**Share capital**	**Reserves**	**Other equity items**	**Interim dividends**	**Profit/(loss) for the year**	**Total equity**	**Carrying amount of investment [(1)]**	**Dividends received in 2023**
Grifols (H.K.), Limited	Hong Kong	Commercial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	44,467	8,564	--	6,062	96,992	--	--
Grifols Japan K.K.	Japan	Commercial	100.000	--	100.000	354	3,456	(517)	--	376	3,669	713	--
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	--	100.000	100.000	--	(10,012)	451	--	(1,450)	(11,011)	--	--
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	2,268	(286)	--	163	2,147	603	--
Grifols Canada, Ltd.	Canada	Industrial	100.000	--	100.000	--	7,404	(917)	(604)	2,991	8,874	2,263	--
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	--	100.000	181	1,513	37	--	183	1,914	185	--
Grifols Innovation and New Technologies Ltd.	Ireland	Research	--	100.000	100.000	--	281,223	11,822	--	(41,023)	252,022	--	--
AlbaJuna Therapeutics, S.L	Spain	Research	--	100.000	100.000	10	(1,804)	--	--	(30)	(1,824)	--	--
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	--	100.000	100.000	103	(84,819)	1,784	--	(10,344)	(93,276)	--	--
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.990	0.010	100.000	75	2,706	--	--	(1,352)	1,429	1,457	--
GigaGen Inc.	United States	Industrial	--	100.000	100.000	1	(22,986)	2,498	--	(22,023)	(42,510)	--	--
Plasmavita Healthcare GmbH	Germany	Industrial	--	50.000	50.000	25	5,498	20,000	--	7,927	33,450	--	--
Mecwins, S.A.	Spain	Industrial	--	24.990	24.990	141	6,520	201	-	(718)	6,144	--	--
Medcom, S.A.	Spain	Research	--	45.000	45.000	--	--	--	--	--	--	--	--
Plasmavita Healthcare II GmbH	Austria	Industrial	--	50.000	50.000	35	(746)	6,500	--	382	6,171	--	--
Shanghai RAAS Blood Products Co. Ltd.	China	Corporate	26.200	--	26.200	844,139	2,237,996	415,354	--	228,049	3,725,539	447,262	6,891
Grifols Korea Co., Ltd	South Korea	Commercial	100.000	--	100.000	75	1,656	(78)	--	576	2,229	73	--
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.980	100.000	(983)	379,989	23,117	--	(5,160)	396,963	19,731	--
Grifols Laboratory Solutions Inc.	United States	Commercial	--	100.000	100.000	--	(2,787)	32	--	(3,113)	(5,868)	--	--
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(984)	244	--	(467)	(523)	--	--
Biomat Newco, Corp.	United States	Industrial	--	100.000	100.000	--	6,878	29,758	--	(32,830)	3,806	--	--
Biomat Holdco, LLC.	United States	Services	--	100.000	100.000	--	62,189	10,408	--	--	72,597	--	--
Grifols Bio North America, LLC.	United States	Industrial	--	100.000	100.000	--	4,079	(312)	--	4,694	8,461	--	--
Grifols Pyrenees Research Center, S.L.	Andorra	Industrial	--	80.000	80.000	4	163	--	--	(54)	113	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
4 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2023
Prometic Plasma Resources, Inc.	Canada	Industrial	0.020	99.980	100.000	--	9,138	(649)	--	(3,953)	4,536	--	--
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	--	49.000	144,398	(3,604)	--	--	6,703	147,497	93,430	--
Albimmune, S.L.	Spain	Research	--	51.000	51.000	3	(1,514)	--	--	(2,085)	(3,596)	--	--
Biotest AG and Subsidiaries [2]	Germany	Industrial	24.700	45.480	70.180	39,571	342,620	(10,317)	--	126,979	498,853	370,001	--
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	--	100.000	50	605,322	--	--	(8,165)	597,207	872,514	--
Biotest France SAS	France	Commercial	--	100.000	100.000	750	110	--	--	19	879	--	--
Biotest UK Ltd.	United Kingdom	Commercial	--	100.000	100.000	3	(420)	(76)	--	492	(1)	--	--
Biotest Italy S.r.l.	Italy	Commercial	--	100.000	100.000	1,500	4,535	--	--	(43)	5,992	--	--
Biotest Farmaceutica Ltda	Brasil	Commercial	--	100.000	100.000	3,075	(5,153)	11	--	(351)	(2,418)	--	--
Biotest Medical S.L.U.	Spain	Commercial	--	100.000	100.000	100	2,133	--	--	617	2,850	--	--
Haema AG [3]	Germany	Industrial	--	--	--	15,000	59,013	(1)	--	11,538	85,550	--	--
BPC Plasma Inc [3]	United States	Industrial	--	--	--	(3,131)	(15,822)	9,536	--	48,658	39,241	--	--
Haema Plasma Kft [3]	Hungary	Industrial	--	--	--	33	19,029	(614)	--	2,097	20,545	--	--
Biotek America LLC	United States	Industrial	--	75.000	75.000	3,813	(30,914)	--	--	7,714	(19,387)	--	--
												3,970,795	6,891

[1] The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant.

[2] Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft.

[3] Despite not having direct or indirect participation in these companies' share capital, they are included as they are dependent companies.

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
5 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2022
Alkahest, Inc.	United States	Research	--	100.000	100.000	37,768	(166,345)	(13,357)	--	(79,657)	(221,591)	--	--
Kiro Grifols, S.L. (formerly Kiro Robotics S.L.)	Spain	Research	90.000	--	90.000	3	3,304	--	--	(3,398)	(91)	45,733	--
Progenika Biopharma, S.A.	Spain	Industrial	91.875	8.125	100.000	615	36,792	--	--	(1,367)	36,040	78,381	--
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	289,607	1,344	--	194,046	486,535	2,882	--
Diagnostic Grifols, S.A.	Spain	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	122,155	127	--	8,315	130,934	--	--
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	26,234	337	--	5,952	34,928	4,241	--
Laboratorios Grifols, S.A.	Spain	Industrial	98.600	1.400	100.000	21,798	4,773	286	--	1,221	28,078	51,575	--
Gripdan Invest, S.L	Spain	Services	100.000	--	100.000	3,006	5,860	--	--	2,664	11,530	24,584	--
Biomat, S.A.	Spain	Industrial	99.900	0.100	100.000	60	3,174	96	--	617	3,947	156	--
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	55,871	4,037	--	9,586	72,354	6,897	--
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	3,126	52	--	1,319	4,557	113	--
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	1,334	--	--	(481)	913	812	--
Araclon Biotech, S.L.	Spain	Research	--	75.850	75.850	12	1,098	--	--	(3,450)	(2,340)	--	--
Grifols Worldwide Operations USA Inc.	United States	Industrial	--	100.000	100.000	--	42,930	6,326	--	2,055	51,311	--	--
Grifols Chile, S.A.	Chile	Commercial	99.000	--	99.000	385	24,267	(4,662)	--	943	20,933	385	--
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	956	29,749	(25,354)	--	869	6,220	6,353	--
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	9,118	--	--	707	10,337	--	--
Grifols, s.r.o.	Czech Republic	Commercial	100.000	--	100.000	52	7,740	835	--	1,675	10,302	52	--
Grifols USA, LLC	United States	Commercial	--	100.000	100.000	562	155,406	12,476	--	78,693	247,137	--	--
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	--	100.000	4	9,312	(568)	--	993	9,741	21,526	--
Grifols Italia, S.p.A.	Italy	Commercial	100.000	--	100.000	2,496	8,016	--	--	1,744	12,256	5,316	--
Grifols Brasil, Lda.	Brazil	Commercial	99.9996	0.0001	100.000	75,265	(9,294)	(13,795)	--	(11,145)	41,031	41,848	--
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	5,232	--	--	882	6,772	658	--
Biomat USA, Inc.	United States	Industrial	--	76.210	76.210	--	654,064	95,449	--	115,966	865,479	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
6 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment (1)	Dividends received in 2022
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	Ireland	Services	--	100.000	100.000	635	86,824	2,465	--	7,187	97,111	--	--
Grifols Biologicals, LLC.	United States	Industrial	--	100.000	100.000	--	162,642	41,793	--	17,214	221,649	--	--
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	United States	Services	100.000	--	100.000	--	2,229,941	656,854	--	4,355	2,891,150	1,344,698	--
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	--	100.000	362	12,837	2,004	--	1,566	16,769	938	--
Grifols (Thailand), Ltd.	Thailand	Commercial	--	48.000	48.000	61	7,731	856	--	542	9,190	--	--
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	--	49.000	49.000	30	5,792	(26)	--	1,162	6,958	--	--
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	--	100.000	11	3,737	(80)	--	460	4,128	11	--
Grifols México,S.A. de CV	Mexico	Commercial	100.000	--	100.000	557	20,585	(2,089)	--	2,815	21,868	696	--
Grifols Australia Pty Ltd.	Australia	Industrial	100.000	--	100.000	1,695	10,215	(1,909)	--	607	10,608	34,974	--
Medion Grifols Diagnostic AG	Switzerland	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	10,438	971	--	3,895	17,791	--	--
Grifols Colombia, Ltda.	Colombia	Commercial	99.990	0.010	100.000	823	470	(561)	--	182	914	575	--
Grifols Nordic AB	Sweden	Commercial	100.000	--	100.000	10	3,589	(420)	--	564	3,743	5,145	--
Grifols Deutschland, GmbH	Germany	Commercial	100.000	--	100.000	25	13,251	(124)	--	4,295	17,447	7,098	--
Grifols Therapeutic LLC.	United States	Industrial	--	100.000	100.000	(2,886)	793,576	389,170	--	154,347	1,334,207	--	--
Grifols Worldwide Operations Ltd.	Ireland	Industrial	100.000	--	100.000	--	385,823	56,669	11,302	165,109	618,903	512,763	--
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	China	Commercial	100.000	--	100.000	1,000	11,979	319	--	1,718	15,016	1,000	--
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	United States	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	--	3,537,219	278,447	--	139,617	3,955,283	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
7 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2022
Grifols (H.K.), Ltd.	Hong Kong	Commercial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	41,448	12,043	--	3,019	94,409	--	--
Grifols Japan K.K.	Japan	Commercial	100.000	--	100.000	354	3,253	(294)	--	202	3,515	709	--
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	--	100.000	100.000	--	(8,670)	(231)	--	(1,342)	(10,243)	--	--
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	1,634	(198)	--	634	2,072	599	--
Grifols Canada, Ltd.	Canada	Industrial	100.000	--	100.000	--	5,500	(689)	(604)	1,904	6,111	2,220	--
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	--	100.000	181	1,018	123	--	495	1,817	181	--
Grifols Innovation and New Technologies Ltd.	Ireland	Research	--	100.000	100.000	--	218,965	20,470	--	(3,896)	235,539	--	--
AlbaJuna Therapeutics, S.L	Spain	Research	--	49.000	49.000	10	3,220	(822)	-	(1,111)	1,297	--	--
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	--	100.000	100.000	103	2,983	(1,161)	--	(9,540)	(7,615)	--	--
Chiquito Acquisition Corp.	United States	Corporate	--	100.000	100.000	--	63,239	1,377	--	1,599	66,215	--	--
Access Biologicals, LLC. and Subsidiaries.	United States	Industrial	--	100.000	100.000	--	25,339	(1,806)	--	9,479	33,012	--	--
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.990	0.010	100.000	75	4,191	--	--	(1,485)	2,781	2,726	--
GigaGen Inc.	United States	Industrial	--	100.000	100.000	1	1,325	1,053	--	(24,311)	(21,932)	--	--
Plasmavita Healthcare GmbH	Germany	Industrial	--	50.000	50.000	25	4,590	20,000	--	908	25,523	--	--
Goetech LLC (D/B/A Medkeeper)	United States	Industrial	--	100.000	100.000	--	52,605	1,546	--	94,729	148,880	--	--
Mecwins, S.A.	Spain	Industrial	--	24.990	24.990	141	6,822	(96)	-	(604)	6,263	--	--
Medcom, S.A.	Spain	Research	--	45.000	45.000	--	--	--	--	--	--	--	--
Plasmavita Healthcare II GmbH	Austria	Industrial	--	50.000	50.000	35	(1,042)	6,500	--	297	5,790	--	--
Shanghai RAAS Blood Products Co. Ltd.	China	Corporate	26.200	--	26.200	844,139	2,246,829	(500,358)	--	168,077	2,758,687	1,807,351	7,023
Grifols Korea Co. Ltd.	South Korea	Commercial	100.000	--	100.000	75	1,207	35	--	449	1,766	73	--
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.980	100.000	(983)	385,002	28,138	--	(5,013)	407,144	19,727	--
Grifols Laboratory Solutions Inc.	United States	Commercial	--	100.000	100.000	--	(1,212)	(113)	--	(1,575)	(2,900)	--	--

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Appendix II
8 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [(1)]	Dividends received in 2022
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(142)	211	--	(842)	(89)	50	--
Biomat Newco, Corp.	United States	Industrial	--	87.100	87.100	--	45,673	29,845	--	(38,795)	36,723	--	--
Biomat Holdco, LLC.	United States	Services	--	100.000	100.000	--	62,189	12,599	--	--	74,788	--	--
Grifols Bio North America, LLC.	United States	Industrial	--	100.000	100.000	--	338	(60)	--	3,742	4,020	--	--
Grifols Escrow Issuer, S.A.	Spain	Services	100.000	--	100.000	60	29,603	--	--	(24,613)	5,050	2,667	--
Grifols Pyrenees Research Center, S.L.	Andorra	Industrial	--	80.000	80.000	3	--	--	--	(37)	(34)	--	--
Prometic Plasma Resources, Inc.	Canada	Industrial	0.020	99.980	100.000	--	5,204	(537)	--	3,933	8,600	--	--
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	--	49.000	102,596	(3,604)	--	--	445	99,437	46,454	--
Albimmune, S.L.	Spain	Research	--	51.000	51.000	3	--	--	--	(1,514)	(1,511)	--	--
Biotest AG and Subsidiaries [(2)]	Germany	Industrial	24.700	45.480	70.180	39,571	359,238	(9,783)	--	(16,036)	372,990	370,001	--
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	--	100.000	50	610,884	--	--	(5,562)	605,372	872,514	--
Haema AG [(3)]	Germany	Industrial	--	--	--	15,000	53,041	(1)	--	5,972	74,012	--	--
BPC Plasma Inc [(3)]	United States	Industrial	--	--	--	(3,131)	201,545	13,937	--	49,028	261,379	--	--
Haema Plasma Kft [(3)]	Hungary	Industrial	--	--	--	33	17,047	(1,473)	--	1,982	17,589	--	--
Biotek America LLC	United States	Industrial	--	75.000	75.000	3,813	(4,910)	--	--	(26,003)	(27,100)	--	--
												5,324,682	7,023

[(1)] The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant.

[(2)] Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest Italia, S.R.L.; Biotest (UK) Ltd.; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Farmacêutica LTDA; Biotest Hellas M.E.P.E.; Biotest France SAS; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Medical, S.L.U.; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft.

[(3)] Despite not having direct or indirect participation in these companies' share capital, they are included as they are dependent companies.

This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

This appendix forms an integral part of Note 14 to the annual accounts, in conjunction with which it should be read. Appendix III 1 of 2 GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Non-current Current 2023 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 2,577,465 - 2,577,465 - - - Variable rate loans 4,654,214 - 4,654,214 18,705 - 18,705 Loans, Tax effect - - - 29,179 - 29,179 Trade receivables - - - 51,533 - 51,533 Deposits and guarantees 1,671 - 1,671 33 - 33 Other receivables - - - 6,010 - 6,010 Total 7,233,350 - 7,233,350 105,460 - 105,460 Financial assets at fair value with changes through equity account Derivatives 1,043 1,043 20,884 20,884 Level 2 Total - 1,043 1,043 - 20,884 20,884 Total financial assets 7,233,350 1,043 7,234,393 105,460 20,884 126,344 Thousand Euros

This appendix forms an integral part of Note 14 to the annual accounts, in conjunction with which it should be read. Appendix III 2 of 2 GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Non-current Current 2022 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 2,477,465 - 2,477,465 100,000 - 100,000 Variable rate loans 4,667,290 - 4,667,290 8,262 - 8,262 Loans, Tax effect - - - 14,771 - 14,771 Trade receivables - - - 51,031 - 51,031 Deposits and guarantees 2,222 - 2,222 33 - 33 Other trade receivables - - - 1,068 - 1,068 Other receivables - - - 171 - 171 Total 7,146,977 - 7,146,977 175,336 - 175,336 Financial assets at fair value with changes through equity account Derivatives - 26,977 26,977 - 11,536 11,536 Level 2 Total - 26,977 26,977 - 11,536 11,536 Total financial assets 7,146,977 26,977 7,173,954 175,336 11,536 186,872 Thousand Euros

This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read. Appendix IV 1 of 2 GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2023 23,921 3 1,652,205 (266,296) 1,409,833 Recognised income and expense - - - (246,735) (246,735) Allocation 2022 losses Reserves - - (266,296) 266,296 - Other movements - - (4,229) - (4,229) Balance at 31 December 2023 23,921 3 1,381,680 (246,735) 1,158,869 Thousand Euros

This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read. Appendix IV 2 of 2 GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2022 23,921 3 1,790,746 (140,728) 1,673,942 Recognised income and expense - - - (266,296) (266,296) Allocation 2021 losses Reserves - - (140,728) 140,728 - Other movements - - 2,187 - 2,187 Balance at 31 December 2022 23,921 3 1,652,205 (266,296) 1,409,833 Thousand Euros

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read. Appendix V 1 of 2 GRIFOLS, S.A. Details of Financial Liabilities by Category for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Liabilities at amortised cost Bonds and other marketable securities Fixed rate (1) 4,571,059 - 4,571,059 30,170 - 30,170 Loans with Group companies Variable rate Loans 4,673,555 - 4,673,555 27,753 - 27,753 Loans, tax effect - - - 16,991 - 16,991 Other loans - - - 19,955 - 19,955 Loans and borrowings Fixed rate 74,375 - 74,375 21,571 - 21,571 Variable rate 1,233,651 - 1,233,651 46,971 - 46,971 Finance lease payables 27 - 27 25 - 25 Other financial liabilities 213 - 213 521 - 521 Trade and other payables Suppliers - - - 69,365 - 69,365 Suppliers, Group companies - - - 9,731 - 9,731 Other payables - - - 29,249 - 29,249 Total 10,552,880 - 10,552,880 272,302 - 272,302 Liabilities at fair value with changes through equity Derivatives - - - 7,712 - 7,712 Level 2 Total - - - 7,712 - 7,712 Total financial liabilities 10,552,880 - 10,552,880 280,014 - 280,014 Thousand Euros Non-current Current (1) Bonds that are traded in active markets; their fair value amounts to Euros 4,394,968 thousand (market price on the valuation date), of which Euros 30,170 thousand have a short-term maturity.

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read. Appendix V 2 of 2 GRIFOLS, S.A. Details of Financial Liabilities by Category for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2022 Amortised cost Fair value Total Amortised cost Fair value Total Liabilities at amortised cost Bonds and other marketable securities Fixed rate (1) 2,556,641 - 2,556,641 12,554 - 12,554 Loans with Group companies Variable rate Loans 4,408,547 - 4,408,547 23,172 - 23,172 Fixed rate Loans 2,010,624 2,010,624 17,148 17,148 Loans, tax effect - - - 21,400 - 21,400 Loans and borrowings Fixed rate 95,625 - 95,625 21,637 - 21,637 Variable rate 1,244,848 - 1,244,848 39,262 - 39,262 Finance lease payables 52 - 52 391 - 391 Other financial liabilities 576 - 576 942 - 942 Trade and other payables - Suppliers - - - 58,812 - 58,812 Suppliers, Group companies - - - 9,235 - 9,235 Other payables - - - 11,541 - 11,541 Total 10,316,913 - 10,316,913 216,094 - 216,094 Liabilities at fair value with changes through equity Derivatives - 3,990 3,990 - - - Level 2 Total - 3,990 3,990 - - - Total financial liabilities 10,316,913 3,990 10,320,903 216,094 - 216,094 Thousand Euros Non-current Current (1) Bonds that are traded in active markets; their fair value amounts to Euros 2,378,744 thousand (market price on the valuation date), of which Euros 12,554 thousand have a short-term maturity.

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read. Appendix VI 1 of 2 GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2024 2025 2026 2027 2028 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 30,170 1,832,369 - 734,017 2,004,673 - (30,170) 4,571,059 Loans and borrowings 68,542 31,387 31,345 1,234,669 10,625 - (68,542) 1,308,026 Finance lease payables 25 23 3 1 - - (25) 27 Derivatives 7,712 - - - - - (7,712) - Other financial liabilities 521 56 157 - - - (521) 213 Group companies and associates 64,699 - - 4,673,555 - - (64,699) 4,673,555 Trade and other payables Suppliers 69,365 - - - - - (69,365) - Suppliers, Group companies 9,731 - - - - - (9,731) - Personnel 29,249 - - - - - (29,249) - Total financial liabilities 280,014 1,863,835 31,505 6,642,242 2,015,298 - (280,014) 10,552,880 Thousand Euros 2023

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read. Appendix VI 2 of 2 GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 2024 2025 2026 2027 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 12,554 - 1,827,863 - 728,778 - (12,554) 2,556,641 Loans and borrowings 60,899 32,447 31,387 31,345 1,234,669 10,625 (60,899) 1,340,473 Finance lease payables 391 25 24 2 1 - (391) 52 Derivatives - 3,990 - - - - - 3,990 Other financial liabilities 942 521 55 - - - (942) 576 Group companies and associates 61,720 - - - 4,408,547 2,010,624 (61,720) 6,419,171 Trade and other payables Suppliers 58,812 - - - - - (58,812) - Suppliers, Group companies 9,235 - - - - - (9,235) - Personnel 11,541 - - - - - (11,541) - Total financial liabilities 216,094 36,983 1,859,329 31,347 6,371,995 2,021,249 (216,094) 10,320,903 2022 Thousand Euros

Appendix VII
1 of 2

GRIFOLS, S.A.

**Main characteristics of payables
for the year ended 31 December 2023**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2023

Loan	Currency	Interest rate	Grant date	Maturity	Thousand Euros		
						Book value	
					Amount received	Current	Non-current
Group							
Cash pooling (Note 22)	EUR	6,94% (Group senior debt interest rate + 1.10%)		2027	-	-	4,673,555
					-	-	4,673,555
Unrelated parties:							
Senior Unsecured Notes	EUR	3.20%	26/04/2017	26/04/2025	1,000,000	-	997,324
Senior Secured Notes	EUR	2.25%	15/11/2019	15/11/2027	770,000	-	734,017
Senior Secured Notes	EUR	1.63%	15/11/2019	15/02/2025	905,000	-	835,045
Senior Unsecured Notes	EUR	3.875%	05/10/2021	15/10/2028	1,400,000	-	1,376,788
Senior Unsecured Notes	USD	4.75%	05/10/2021	15/10/2028	638,009	-	627,885
European Investment Bank	EUR	2.02%	22/12/2017	22/12/2027	85,000	10,625	31,875
European Investment Bank	EUR	2.15%	25/09/2018	25/09/2028	85,000	10,625	42,500
Tranche B	EUR	Euribor +2,25%	15/11/2019	15/11/2027	1,360,000	10,171	1,233,651
Bankinter	EUR	4,87 - 6,45%	21/11/2014	30/09/2024	10,000	1,029	-
Others, credit facilities	EUR			2024	-	14,402	-
Factoring, BBVA	EUR			2024	-	13,072	-
					6,253,009	59,924	5,879,085
					6,253,009	**59,924**	**10,552,640**

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

Appendix VII
2 of 2

GRIFOLS, S.A.

**Main characteristics of payables
for the year ended 31 December 2022**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2022

Loan	Currency	Interest rate	Grant date	Maturity	Thousand Euros		
						Book value	
					Amount received	Current	Non-current
Group							
Cash pooling (Note 22)	EUR	6.16% (Group senior debt interest rate + 1.10%)		2027	-	-	4,408,547
Group loan from Grifols Escrow Issuer, S.A. (Note 22)	EUR	3.875%	21/04/2022	15/10/2028	1,366,088	-	1,366,088
Group loan from Grifols Escrow Issuer, S.A. (Note 22)	USD	4.75%	21/04/2022	15/10/2028	644,536	-	644,536
					2,010,624	-	6,419,171
Unrelated parties:							
Senior Unsecured Notes	EUR	3.20%	26/04/2017	26/04/2025	1,000,000	-	995,301
Senior Secured Notes	EUR	2.25%	15/11/2019	15/11/2027	770,000	-	728,778
Senior Secured Notes	EUR	1.63%	15/11/2019	15/02/2025	905,000	-	832,562
European Investment Bank	EUR	2.02%	22/12/2017	22/12/2027	85,000	10,625	42,500
European Investment Bank	EUR	2.15%	25/09/2018	25/09/2028	85,000	10,625	53,125
Tranche B	EUR	Euribor +2,25%	15/11/2019	15/11/2027	1,360,000	403	1,243,821
Bankinter	EUR	1,76% - 4,87%	21/11/2014	30/09/2024	10,000	1,067	1,027
Others, credit facilities	EUR			2023	-	13,887	-
Factoring, BBVA	EUR			2023	-	14,278	-
					4,215,000	50,885	3,897,114
					6,225,624	**50,885**	**10,316,285**

This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read. Appendix VIII 1 of 2 GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period (246,735) (18,732) (265,467) Income tax (83,598) 4,682 (78,916) Income tax, prior years 12,296 12,296 Other income tax (273) (273) Losses before income tax (318,310) (14,050) (332,360) Permanent differences Individual company 8,783 16,146 (7,363) - - - (7,363) Tax consolidation adjustments (4,508) - (4,508) - - - (4,508) Temporary differences Individual company Originating in current year 181,702 - 181,702 - - - 181,702 Originating in prior years 117 1,486 (1,369) - - - (1,369) Tax loss (149,848) (14,050) (163,898) Thousand Euros Income statement Income and expense recognised in equity

This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read. Appendix VIII 2 of 2 GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2022 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period (266,296) 15,806 (250,490) Income tax (49,299) (3,951) (53,250) Income tax, prior years 7,027 - 7,027 Other income tax 702 - 702 Losses before income tax (307,866) 11,855 (296,011) Permanent differences Individual company 24,498 6,672 17,826 - - - 17,826 Tax consolidation adjustments 101,954 - 101,954 - - - 101,954 Temporary differences Individual company Originating in current year 603 7 596 - - - 596 Originating in prior years 488 5,568 (5,080) - - - (5,080) Tax loss (192,570) 11,855 (180,715) Thousand Euros Income statement Income and expense recognised in equity

This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read. Appendix IX 1 of 2 GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Profit and loss Total Income and expenses for the period before tax (318,310) (318,310) Tax at 25% (79,577) (79,577) Non-taxable income Reversal impairment of investments (2,400) (2,400) Dividends, double taxation (exemption) (1,637) (1,637) Non-deductible expenses Donations 743 743 Others 327 327 Deductions and credits for the current year (1,053) (1,053) Other corporate tax expenses (other territories) (273) (273) Adjustment of deductions in prior years 5,295 5,295 Non-deductible provisions 7,000 7,000 Taxable income/(tax loss) (71,575) (71,575) Thousand Euros

This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read. Appendix IX 2 of 2 GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Profit and loss Total Income and expenses for the period before tax (307,866) (307,866) Tax at 25% (76,967) (76,967) Non-taxable income Dividends, double taxation (exemption) (1,668) (1,668) Non-deductible expenses Donations 1,626 1,626 Deductions and credits for the current year (2,277) (2,277) Provision of financial fixed assets 29,987 29,987 Other corporate tax expenses (other territories) 702 702 Adjustment of deductions in prior years 27 27 Non-deductible provisions 7,000 7,000 Taxable income/(tax loss) (41,570) (41,570) Thousand Euros

This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read. Appendix X 1 of 2 GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Other related companies parties Non-current investments in Group companies Loans to companies 7,231,679 - - - 7,231,679 Deposits and guarantees - - - 943 943 Total non-current assets 7,231,679 - - 943 7,232,622 Trade and other receivables (Note 15) Trade receivables from Group and associates 44,416 6,536 - - 50,952 Other receivables - - - 5,609 5,609 Current investments in Group companies and associates Loans to companies 47,884 - - - 47,884 Total current assets 92,300 6,536 - 5,609 104,445 Total assets 7,323,979 6,536 - 6,552 7,337,067 Non-current payables to Group companies 4,673,555 - - - 4,673,555 Non-current payables Other financial liabilities 107 - - - 107 Total non-current liabilities 4,673,662 - - - 4,673,662 Current payables to Group companies 44,744 19,955 - - 64,699 Trade and other payables (Note 22) Suppliers - - - 2,675 2,675 Suppliers, Group companies and associates 9,731 - - - 9,731 Total current liabilities 54,475 19,955 - 2,675 77,105 Total liabilities 4,728,137 19,955 - 2,675 4,750,767 Thousand Euros 2023 Associates Directors Total

This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read. Appendix X 2 of 2 GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Other related companies parties Non-current investments in Group companies Loans to companies 7,144,755 - - - 7,144,755 Deposits and guarantees 559 - - 943 1,502 Total non-current assets 7,145,314 - - 943 7,146,257 Trade and other receivables (Note 15) Trade receivables from Group and associates 47,183 3,015 - - 50,198 Current investments in Group companies and associates Loans to companies 123,033 - - - 123,033 Total current assets 170,216 3,015 - - 173,231 Total assets 7,315,530 3,015 - 943 7,319,488 Non-current payables to Group companies 6,419,171 - - - 6,419,171 Total non-current liabilities 6,419,171 - - - 6,419,171 Current payables to Group companies and associates 61,720 - - - 61,720 Trade and other payables (Note 22) Suppliers - - - 4,757 4,757 Suppliers, Group companies and associates 9,235 - - - 9,235 Total current liabilities 70,955 - - 4,757 75,712 Total liabilities 6,490,126 - - 4,757 6,494,883 2022 Associates Directors Total Thousand Euros

This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read. Appendix XI 1 of 2 GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Key management Other related 2023 companies personnel parties Licencing income 35,174 - - - - 35,174 Other services rendered 200,637 6,521 - - 14 207,172 Finance income 369,527 - - - - 369,527 Dividends - 6,891 - - - 6,891 Total income 605,338 13,412 - - 14 618,764 Operating lease expenses - - - - 7,234 7,234 Other services received 10,291 - - - 2,052 12,343 Remunerations - - 17,046 7,118 - 24,164 Financial expenses 302,222 - - - - 302,222 Total expenses 312,513 - 17,046 7,118 9,286 345,963 Cost of assets acquired Intangibles 324 - - - - 324 Tangibles 403 - - - - 403 Total investments 727 - - - - 727 Thousand Euros Associates Directors Total

This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read. Appendix XI 2 of 2 GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Key management Other related 2022 companies personnel parties Licencing income 30,953 - - - - 30,953 Other services rendered 160,354 4,109 - - 3,464 167,927 Finance income 282,305 - - - - 282,305 Dividends - 7,023 - - - 7,023 Total income 473,612 11,132 - - 3,464 488,208 Operating lease expenses 4,087 - - - 6,382 10,469 Other services received 10,419 - - - 4,282 14,701 Remunerations - - 6,201 4,428 - 10,629 Financial expenses 293,853 - - - - 293,853 Total expenses 308,359 - 6,201 4,428 10,664 329,652 Cost of assets acquired Intangibles 466 - - - - 466 Tangibles 773 - - - - 773 Total investments 1,239 - - - - 1,239 Associates Directors Total Thousand Euros

This appendix forms an integral part of Note 27 to the annual accounts, in conjunction with which it should be read. Appendix XII GRIFOLS, S.A. Details of Revenues by Category of Activity and Geographical Market for the years ended 31 December 2023 and 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 2022 2023 2022 2023 2022 2023 2022 2023 2022 Revenue from the rendering of services 49,492 70,428 62,615 41,305 82,119 48,209 13,424 8,416 207,650 168,358 Licencing income 35,174 30,953 - - - - - - 35,174 30,953 Dividends - - - - - - 6,891 7,023 6,891 7,023 Financial income 33 30 369,494 282,275 - - - - 369,527 282,305 84,699 101,411 432,109 323,580 82,119 48,209 20,315 15,439 619,242 488,639 Thousand Euros Domestic Rest of European Union United States Rest of the world Total

This appendix forms an integral part of Note 5 to the annual accounts, in conjunction with which it should be read. Appendix XIII 1 of 2 GRIFOLS, S.A. Gripdan Invest, S.L. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Investment property 20,280 Non-current investments 603 Deferred tax assets 29 Total non-current assets 20,912 Trade and other receivables 483 Total current assets 483 Total assets 21,395 Equity and Liabilities Capital and reserves 11,530 Capital Registered capital 3,006 Reserves 5,860 Profit for the year 2,664 Total equity 11,530 Non-current payables 666 Other financial liabilities 666 Group companies and associates, non-current 8,573 Total non-current liabilities 9,239 Group companies and associates, current 624 Trade and other payables 2 Total current liabilities 626 Total equity and liabilities 21,395

This appendix forms an integral part of Note 5 to the annual accounts, in conjunction with which it should be read. Appendix XIII 2 of 2 GRIFOLS, S.A. Grifols Escrow Issuer, S.A. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Non-current investments in Group companies and associates 2,017,065 Deferred tax assets 5,799 Total non-current assets 2,022,864 Current investments in Group companies and associates 25,698 Total current assets 25,698 Total assets 2,048,562 Equity and Liabilities Capital and reserves 5,050 Capital Registered capital 60 Reserves 29,603 Profit for the year (24,613) Total equity 5,050 Non-current payables 2,025,448 Promissory notes 2,025,448 Total non-current liabilities 2,025,448 Current payables 17,843 Promissory notes 17,843 Group companies and associates, current 215 Trade and other payables 6 Total current liabilities 18,064 Total equity and liabilities 2,048,562

GRIFOLS, S.A. Directors’ report To the shareholders: 1. Business performance and position of the Company Grifols, S.A. is a Spanish holding company specialised in the pharmaceutical-clinical sector. It is the parent company of the Grifols Group and its principal activities are as follows: ‐ Defining action plans and general procedures for the entire Group. ‐ Planning future investments by entering new markets or through product diversification. ‐ Providing support to the various functional areas in each Group company (products division, technical division, marketing/sales division, scientific division, financial division and planning and control division). ‐ Leasing owned buildings to Group companies. ‐ Rendering services to subsidiaries such as personnel recruitment and management, communications and corporate image, IT services and maintenance. The Company obtains its income from leasing its buildings and rendering services, and through dividends from its subsidiaries. The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, the cash generated from the divestment in Shanghai RAAS (see Note 17) and the improvement in operational cash flow will be directed towards continuing the reduction of the debt level initiated in previous years. Furthermore, the Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. 2. Forecast The Company’s profits could be affected by events related to the activities of its subsidiaries, such as a lack of raw materials for product manufacturing, the arrival of competitor products on the market or regulatory changes in the markets in which it operates. At the date of authorisation for issue of these annual accounts, the Company has taken the measures it considers appropriate to mitigate any possible effects arising from the afore mentioned events. 3. Treasury stock As of 31 December 2023, the Company has treasury stock of Euros 152,748 thousand, as described in Note 19 of the accompanying annual accounts. Transactions involving treasury stock in 2023 are described in Note 19 of the accompanying annual accounts. 4. Research and development The Company does not conduct any research and development activities. 5. Management of financial risks The Company's financial risk management policy is detailed in Note 12 to the accompanying annual accounts. 6. Deferred payments to suppliers The average payment period to the Company’s suppliers for 2023 is 61 days, which is above the maximum period of 60 days established by the transitional arrangement set out in the Spanish Law 15/2010. Regarding the payments made after the regulatory deadline, the Company is studying the best practices to reduce the average number of days. 7. Financial instruments use Cross-currency swaps On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%.

GRIFOLS, S.A. Directors’ report On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. Regarding the financial derivative agreement dated on October 5, 2021, it was considered as a hedge instrument on 21 April 2022. Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. 8. Non-financial information statement The non-financial information statement is presented in the consolidated Directors’ report of the Grifols, S.A and Subsidiaries Group of which the Company forms part, and has been prepared in line with the requirements set out in Law 11/2018 of 28 December 2018 on non-financial information and diversity, approved on 13 December 2018 by the Spanish Congress of Representatives, amending the Spanish Code of Commerce, the Revised Spanish Companies Act approved by Royal Legislative Decree 1/2010 of 2 July 2010 and Spanish Audit Law 22/2015 of 20 July 2015, as regards non-financial information and diversity (under Royal-Decree Law 18/2017 of 24 November 2017). 9. Annual Corporate Governance report and Annual Report on Remuneration of Directors The Annual Corporate Governance Report and the Annual Report on Remuneration of Directors of Grifols, S.A. forms part of this Directors’ report and is available at www.grifols.es. It is also published as Other Relevant Information on the Spanish National Securities Market Commission (CNMV) website. 10. Subsequent events On January 9, 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: Communication and collaboration with the Spanish regulator (CNMV). Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website: (https://www.grifols.com/es/informacion-relevante). Clear and transparent communication with our teams and employee representatives, including major unions. Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. The company filed a complaint1 in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

GRIFOLS, S.A. Directors’ report Following the information published by Gotham City Research LLC regarding the accounting and financial information of Grifols, S.A. and its subsidiaries, the National Securities Market Commission (CNMV), in the exercise of its supervisory powers, has made various requests for information to the Group. The parent company has provided comprehensive responses to the received requests, although as of authorised for issue date of these annual accounts, the supervisory process has not concluded. As stated in Note 17, Grifols and Haier Group Corporation ("Haier") entered into a Strategic Alliance Agreement and Share Purchase Agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier. On February 29, 2024, the contractually established period for the parties to conduct the confirmatory due diligence has successfully concluded. Consequently, the completion of the transaction is subject to obtaining the pending ordinary regulatory approvals, and it is expected that the transaction will be finalized during the first half of the year 2024. 1 Official communication on the lawsuit filed: https://www.cnmv.es/webservices/verdocumento/ver?t=%7b3498d0f6-c93e-4f95-8add-001b02c1cf28%7d

GRIFOLS, S.A. At their meeting held on 7 March 2024, pursuant to the requirements of article 253.2 of the Revised Spanish Companies Act and article 37 of the Spanish Code of commerce, the Directors of Grifols, S.A. authorised for issue the annual accounts and Directors’ report for the period from 1 January 2023 to 31 December 2023. The annual accounts and Directors’ report comprise the documents that precede this certification. Thomas Glanzmann (signed) Executive Chairman Jose Ignacio Abia (signed) Board member Raimon Grifols Roura (signed) Board member Víctor Grifols Deu (signed) Board member Albert Grifols Coma-Cros (signed) Board member Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Iñigo Sánchez-Asiaín Mardones (signed) Board member Enriqueta Felip Font (signed) Board member James Costos (signed) Board member Montserrat Muñoz Abellana (signed) Board member Susana González Rodríguez (signed) Board member Nuria Martin Barnés (signed) Secretary to the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 8, 2024